NI 43-101
TECHNICAL REPORT
ON THE
ELVENEI GOLD PROJECT,
CHUKOTKA AUTONOMOUS OKRUG, RUSSIA

PREPARED FOR
ZOLOTO RESOURCES LTD.

Dated February 9, 2008

Prepared by
William J. Crowl, R.G.
Gustavson Associates, LLC
+1 (303) 443-2209

Zoloto Resources Ltd.
Elvenei Gold Project, Russia	Technical Report

TABLE OF CONTENTS

SECTION	TITLE	PAGE NO.

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LIST OF FIGURES

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LIST OF TABLES

APPENDICES

A.	Elvenei License – Scan of Russian License	51

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1.	SUMMARY

Zoloto Resources Ltd. through its wholly-owned subsidiary, Chukot Gold ZAO, holds the Elvenei License in the Chukotka Autonomous Okrug, Russia. The license comprises 12 km2 , and is located about 540km southwest of the town of Pevek, the administrative center for the Chaunsky area of Chukotka and the largest Arctic seaport that also has an airport accommodating large aircraft. The town of Bilibino is about 110km from the deposit and the town of Baranikha is about 40km from the project.

Gustavson Associates, LLC (“Gustavson”) was commissioned by Zoloto Resources Ltd ("Zoloto") to (1) prepare a Canadian National Instrument 43-101 (NI43-101) compliant Independent Technical Report on the Elvenei gold exploration project (the "Project") in the Chukotka Autonomous Okrug, Russia, and (2) to review Zoloto’s proposed 2007 to 2009 exploration programs for the Project. Mr. William J. Crowl, R.G. is the Qualified Person (as defined in NI43-101) responsible for the preparation of this report.

Zoloto acquired Chukot Gold ZAO (“Chukot”) as a wholly owned subsidiary on December 1, 2006 for a consideration of US$327,750 to the founding shareholder of Chukot in connection with the initial acquisition of two exploration properties (Elvenei and Tumannoye) in the Federal Subsoil Agency auction held August 17, 2006, in Anadyr, Chukotka Autonomous Okrug, in the Russian Far East. Chukot is a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Chukotka. The Elvenei license was acquired by Chukot Gold ZAO for US$1,230,000.

Zoloto has expended approximately $6,600,000 on the properties, of which approximately $2,600,000 has been spent on property acquisitions and $4,000,000 on equipment purchases (bulldozers, drills and camp facilities). The equipment was shipped in the summer of 2006 for movement to site on winter roads. At the time of the site visit in July/August, 2007, no site preparatory work (camp set up) had been conducted at Elvenei. Subsequent to the site visit, camp preparation, road building and drilling were carried out up to December 31, 2007.

The Elvenei license was acquired by Zoloto because past Russian exploration programs defined several zones of gold mineralization that were sufficiently interesting that they deserved additional follow-up exploration.

The geology of the area was studied through geological investigations at different scales starting in the early 1940 and ending in 1991. The most recent geological exploration was in 1987-1992 by Arynpyglyavaamsky GSO. They made many geological traverses, test trenches, collected grab samples, and drilled 933m of geochemical test holes in order to investigate the alteration halos and drilled 321m of core holes to obtain samples for process testing.

This work at the Elvenei deposit has resulted in the mapping of formations and associated mineralization types, the identification of mineralization zones, alteration zones, initial delineation of the deposit and associated mineralization system, and some gold and tungsten grades. This exploration work, involving drilling and surface trenching, has resulted in the initial

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outlining of mineralized structures from the surface to a depth of 60 meters. Two processing testing samples were collected and lab tested. Potential commercial mineralization zones and properties were identified.

The Elvenei prospects display characteristics consistent with high sulphidation gold systems. Gold is predominantly associated with quartz and pyrite, with minor amounts of arsenic, antimony and silver in veins, veinlets and stockworks in linear zones of crushing and brecciation. Base metal and tungsten / bismuth mineralization is peripheral to the gold mineralization and may be associated with the intrusives in the area and thus may be better related to contact metamorphic (metasomatic) processes.

The Elvenei deposit is on the left bank of the Elveneiveem River and is part of the northwest striking Rauchuansky gold bearing zone. A projected and as yet untapped intrusive plutonic dome is bordered by a halo of contact metamorphism and associated Late Cretaceous ring dike intrusions. Products of early Cretaceous age contact metamorphism and associated metasomatism are confined to the central part of the ring dike. The gold mineralization is apparently confined to this well-developed ring structure. Mineralization includes sulfide mineralized gold and tungsten deposits in the central zone of the Elvenei area.

The deposit includes four major sets of fractures: trending WNW, NE, NS, and ring (or incomplete ring) fractures. The ring fractures are typically intruded with microdiorites, diorite porphyries, and veins of early stage, tungsten-bearing, hydrothermal alteration. Tungsten is associated with fractures trending nearly north-south and northwest on the west and southwest flanks of the deposit.

The Elvenei prospects display characteristics consistent with low sulphidation gold systems. Gold is predominantly associated with quartz and pyrite, with minor amounts of arsenic, antimony and silver in veins, veinlets and stockworks. Base metal and tungsten / bismuth mineralization is peripheral to the gold mineralization and may be associated with the intrusives in the area and thus may be better related to contact metamorphic (metasomatic) processes.

Gold is the only metal for which the Elvenei deposit is likely to have a grade and tonnage adequate for commercial extraction. The gold content along the strike of orebodies is very uniform with very few occurrences of abnormally high (spike/outlier) grades. Analyses carried out on roughly equally sized grab samples collected on a regular grid between trenches and short channel samples from old trenches also point to gold being the only metal likely to be commercially viable. Body #1 has been traced along a strike length of 900 m. Drill hole 269 intersected a mineralized interval between 59.2 and 61.9 m depths. Below are some of the test results from trenches and drill holes on Body #1.

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Trench 201	4.0 m grading 15.7 g/t gold
Trench 202	1.5 m grading 11.7 g/t gold
Trench 203	1.0 m grading 12.6 g/t gold
Hole 269	1.7 m grading 12.4 g/t gold
Holes 90 and 92	0.8 m grading 17.8 g/t gold
Trench 210	1.1 m grading 4.4 g/t gold
Mineralized Body #1 Average	1.7 m grading 13.2 g/t gold

Mineralized bodies #2 and #3 were intersected once and the following grades were found. Body #2 had a mineralized intercept of 0.5 m grading 12.2 g/t gold and Body #3 had a mineralized intercept of 1.0 m grading 19.0 g/t gold. Body #2 has been traced along strike for 600 m and Body #3 has been traced along strike for 500 m. Grab samples from Bodies #4, #5, and #6 had grades of 18.0 g/t gold, 5.9 g/t gold, and 13.0 g/t gold, respectively. These mineralized bodies have been traced along strike for 500, 400, and 500 m, respectively.

According to Russian calculations, the following average values for Mineralized Body #1 were used for predictive estimation of all of the bodies under consideration: average body width of 1.7m and average gold grade of 13.2 g/t. The combined length of the six bodies is 3,400m. Assuming that the vertical extent of mineralization is 300 meters, and the specific gravity is 2.6 t/cubic meter, the total potential mineral resource (non 43-101 compliant) would be 4.5 million tonnes. The predictive gold resources (Russian estimated and non 43-101 compliant) of the Elvenei Au mineralized system were estimated to be 60 tonnes. A Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource, Zoloto is not treating the historical estimate as a current mineral resource and the historical estimate should not be relied on. This historical resource estimate is hypothetical in nature, estimated using techniques that are non-NI43-101 compliant and is mentioned here as merely being indicative of the potential of the area for discovery of gold-containing mineral resources.

Zoloto has contracted with the Russian company CJSC Chaunskoye to carry out the Elvenei exploration. The Chaunskoye budget for 2007 to 2009 is approximately US$8.1 million. In addition to the Chaunskoye budget, Zoloto has spent or is in the process of spending approximately US$4.00 million on the three Chukotka projects – Elvenei, Tumannoye and Kenkeren for equipment, camps and incidentals. After the site visit in July, 2007 Zoloto began building the Elvenei man camp, completed some roads and trenches and drilled one core hole to 120m by the end of 2007.

According to reports from Chaunskoye, sulfide mineralization (pyrite and arsenopyrite) is seen through the entire length drilled in hole c-24. Potentially significant mineralization is seen in the intervals 28.7 – 36.3m; 56.5 – 69.1m; and 99.0 – 104.0m, with widely developed quartz veinlets and strong sulphidic mineralization. The Chaunskoye geologists report that the interval 99.0 – 104.0m has a true thickness of 1.5 – 2.0m. At the top of the interval, a series of contiguous quartz-sulphidic veinlets with a thickness of 0.3 – 0.5m are seen. Rich antimonite veinlet-impregnations are seen at a depth of 102.6m. Based on results of historical drilling and

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trenching, high grades of gold seen in trenches 201 - 203 (i.e. in the area where hole c-24 was collared), have spatially been confined to veins of antimonite structure, as seen in c-24.

Zoloto’s 2007 - 2009 program represents a staged approach to defining the physcial form of the ore occurences at Elvenei. Decision points have been defined that will re-direct efforts to other areas if and when the first phase of the exploration program should prove unsuccessful.

Gustavson recommends that Zoloto carry out the following tasks in addition to the drilling, sampling and testing programs proposed:

  Prepare a centralized database and carry-out a detailed data verification program; and
  Implement CIM-compliant resource estimation procedures for sampling, assaying, QA/QC programs and resource estimation. These procedures should be guided by the CIM “Best Practice Guidelines”.

Gustavson considers the exploration program proposed by Zoloto to be appropriate for the project at its current state. The staged exploration program will be conducted in a manner that supports the eventual estimation of NI 43-101 – compliant Mineral Resources (if warranted).

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2.	INTRODUCTION

Gustavson Associates, LLC (“Gustavson”) was commissioned by Zoloto Resources Ltd ("Zoloto") to (1) prepare a Canadian National Instrument 43-101 (NI43-101) compliant Independent Technical Report on the Elvenei gold exploration project (the "Project") in the Chukotka Autonomous Okrug, Russia, and (2) to review Zoloto’s proposed 2007 to 2009 exploration programs for the Project.

2.1	Terms of Reference

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects, dated December 31, 2005. The Qualified Person responsible for this report is Mr. William J. Crowl, R.G., Vice President, Mining Sector at Gustavson.

2.2	Property Ownership Structure

On July 5, 2007, Sutcliffe Resources Ltd. (“Sutcliffe”) changed the name of the corporation to Zoloto Resources Ltd. Where Sutcliffe is cited in this report, the reader should consider the citation to be Zoloto Resources Ltd. as well.

Zoloto acquired Chukot Gold ZAO (“Chukot”) as a wholly owned subsidiary on December 1, 2006 for a consideration of US$327,750 to the founding shareholder of Chukot in connection with the initial acquisition of two exploration properties (Elvenei and Tumannoye) in the Federal Subsoil Agency auction held August 17, 2006, in Anadyr, Chukotka Autonomous Okrug, in the Russian Far East. Chukot is a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Chukotka.

Zoloto has expended approximately $6,600,000 on the properties, of which approximately $2,600,000 has been spent on property acquisitions and $4,000,000 on equipment purchases (bulldozers, drills and camp facilities). The equipment was shipped in the summer of 2006 for movement to site on winter roads. At the time of the site visit in July/August, 2007, no site preparatory work (camp set up) had been conducted at Elvenei. Subsequent to the site visit, camp preparation, road building and drilling were carried out up to December 31, 2007.

The successful bid amount for the Elvenei License was 31.5 million Russian rubles (US$1,230,000). Zoloto has a 20 year license to exploit and explore the deposit area.

Figure 2-1 is a general location map of the Chukotka properties of Zoloto Resources.

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Figure 2-1 Location Map of Zoloto Resources’ Chukotka Gold Properties

TUMANNOYE
ELVENEI
RUSSIA
KENKEREN
0 km
200 km
Bering Sea
International Date Line

ZOLOTO
RESOURCES

CHUKOTKA PROPERTIES LOCATION MAP

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2.3	Purpose and Basis of Report

Gustavson has prepared this report exclusively for Zoloto. The information presented, opinions and conclusions stated, and estimates made are based on the following information:

  Information provided by Zoloto, Chukot and ML Ltd.;
  Assumptions, conditions, and qualifications as set forth in the report; and
  Data, reports, and opinions from third-party entities.

Gustavson has not independently conducted any title or other searches, but has relied upon Zoloto for information on land ownership, tenure and permit status. In addition, Gustavson has not independently conducted any mining, processing, or economic studies, or permitting and environmental studies.

2.4	Personal Inspection

A personal inspection of the Elvenei prospect on July 25, 2007 was conducted by William J. Crowl, the Qualified Person responsible for preparation of this report. The site visits were made in the company of Messrs. Georgiy Isaikin – Chief Geologist and Afanasiy Bylgaev – Director and Translator of Chukot Gold, Alexander Popov – Deputy Director, Production and Oleg Lagniy – Chief Geologist of IVK Resources and Alan Tenenbaum, Investor Relations, Zoloto Resources. In addition, 2 days were spent in Zoloto/ML’s Konakovo offices and several days in the Anadyr offices of Chukot/Zoloto.

2.5	Units

Unless explicitly stated, all units presented in this report are in the International System (SI) or the Metric System (i.e. tonnes, meters, grams, etc.). All references to economic data are in U.S. dollars and cents, unless otherwise noted.

2.6	Acknowledgements

Gustavson wishes to acknowledge the hospitality of ML Ltd. in Konakovo and Zoloto in Anadyr. The cooperation of the Zoloto and other company’s staff made the understanding of the Projects possible.

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3.	RELIANCE ON OTHER EXPERTS

A number of individuals have contributed to the data and technical programs discussed in this technical report, besides the Qualified Person. This report is largely a compilation of the works by Russian investigators over the long exploration history of the project. Mr. Oleg Lagniy, a consultant to Zoloto and Georgiy Isaikin, Zoloto Chief Geologist and the author have discussed the geology and the proposed exploration program at Elvenei a number of times.

Mr. William J. Crowl has personally reviewed the input of the above individuals to this report in order to ensure that it meets all of the necessary reporting criteria as set out in Canadian Instrument NI43-101 guidelines.

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Description and Location

The Elvenei project is located in a license covering 12.0 sq km (km2). The term of the license is 20 years. Table 4-1 provides the geographical coordinates of the corner points of the license, defined in Latitude and Longitude using the WGS84 spheroid. Figure 4-1 shows the license boundaries for Elvenei.

Table 4-1 Geographical Coordinates of the Elvenei Project License

Corner No.	Latitude	Longitude
1	68° 18’ 10”N	168° 35’ 17”E
2	68° 20’ 41”N	168° 35’ 17”E
3	68° 20’ 41”N	168° 39’ 00”E
4	68° 18’ 10”N	168° 39’ 00”E

The license site has the status of a mining allotment. The mining allotment is limited to a depth of 1000 m from the surface.

Gustavson has not reviewed the permits that must be acquired by Zoloto with respect to the exploration and exploitation of Elvenei. Gustavson is not aware of any environmental liabilities associated with the properties.

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Figure 4-1 Elvenei Project Land Position

578
703
445
751 г. Сланцевая
786
365
504
668
622
Горный
715
863 г. Кекуней
778
431
1
2
3
4

SURFACE PLAN
Elvenei Gold Project
Chaunsky Area
Scale 1:100 000

0 KM 2.5 KM 5 KM

Geographical Location of License Corner Points

Point No.	North Latitude	East Longitude
1	68°18' 10"	168° 35' 17"
2	68°20' 41"	168° 35' 17"
3	68°20' 41"	168° 39' 00"
4	68°18' 10"	168° 39' 00"

License Area, 12 sq km

NORTH

PREPARED BY GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	DATE OF ISSUE: 01/18/2008 PROJECT NO. SUT002 DRAWING FILE NAME: Fig4-1.cdr	CLIENT NAME: ZOLOTO RESOURCES LTD. PROJECT NAME: ELVENEI GOLD PROJECT	FIGURE 4-1 ELVENEI LICENSE LOCATION

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4.2	Mineral Land Tenure

The license was granted on August 25, 2006 for a period of 20 years. There are work requirements (both physical and geological), industrial and labor safety requirements, environmental requirements, social and economic development requirements, defined taxes and payments associated with the Licenses. A scan of the original Russian-language Elvenei License is included in Appendix A. The work requirements and taxes/payments (as restated from the machine translation) are summarized below.

4.2.1	Elvenei License 13813

The subsurface user that carries out geological studies, prospecting and extraction of gold within the boundaries of the License site is held to the following conditions:

Work Requirements for Elvenei are:

a)           not later than October 20, 2007, the preparation and approval of a geological exploration plan for the license site and positive approval following state ecological examination;
b)           not later than January 20, 2008, begin prospecting activity on the license site;
c)           not later than October 20, 2010, at the conclusion of the exploration program and submittal of an appropriate geological report on the program that includes an estimate of gold reserves for the Territorial Agency on the Mineral Use of Chukotka Autonomous Region. The reserve estimate is to be based on the following minimum amount of exploration work:
               In 2008: not less than 500 m3 of mine drifting works (trenching)
               In 2009: not less than 5000 m of drilled boreholes and not less than 500 m3 of surface mine drifting works (trenching)
               In 2010: not less than 5000 m of drilled boreholes and not less than 500 m3 of surface mine drifting works
d)           not later than April 20, 2011, preparation, coordination and approval of a technical program (design) for exploration, and approval from the state environmental examination and examination of industrial safety;
e)           not later than October 20, 2014, at the conclusion of the exploration and submission of a geological report on the program that includes an estimates of gold reserve categories C1 and C2 for the State appraisal expert;
f)           not later than October 20, 2015, preparation, coordination and approval of a technical program (design) for commercial development of the License area, and approval from the state environmental examination and examination of industrial safety;
g)           not later than October 20, 2016, the beginning of mine and infrastructure construction
h)           not later than October 20, 2017 commissioning of a mine with production of not less than 100,000 tons of ore per year (annual production rate is specified after the end of deposit prospecting and following technical design of development);
i)           not later than six months prior to the completion of the mining of the deposit, completion of the closure plan design for the mine that will include removal of equipment, facilities and infrastructure and environmental safeguards.

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Taxes and Payments are Due as Follows:

a)	Subsurface user pays the following payments for subsoil use:

Regular payments for subsurface use including exploration and resource/reserve estimation of gold ore on the entire License area (except for areas with discovered deposits undergoing more detailed exploration) are established under the following rates:

90 roubles per km2 in 2006
256 roubles per km2 in 2007-2009
270 roubles per km2 in 2010
b)

Regular payments for subsurface use of prospecting gold ore deposits on the entire License area (except for areas of the gold deposit undergoing commercial mining operations) are established by the square kilometer under the following rates: 10,875 roubles from the first through third (inclusive) calendar years of carrying out of deposit prospecting, but not later than 2011; 18,000 roubles from the fourth and following calendar years of carrying out of deposit prospecting, but not later than 2015

c)	Mineral extraction (severance) tax – this tax rate is defined according to the Russian Federation tax law;
d)	Water tax is levied for the extraction of groundwater during mining operations according to the Russian Federation legislation in effect.

A one-time payment of 31,500,000 roubles for subsurface use has been set as a result of an auction bid. According to the Russian Federation budgetary legislation, the one-time payment for subsurface use, with a deduction of the previously paid deposit (30,000,000 roubles), is due to the federal government within 30 days of the registration of the license by the State.

A fee for the use of geological information for the license site is due for the State’s past geological studies of the subsurface from federal controls of the state subsurface fund. The size of the payment for the use of geological information and the schedule for its collection is defined in established rates based upon the quantity of information.

The subsurface user is obliged to pay a licensing fee for the subsurface site of 8000 roubles, due within 20 days of the state registration of the license.

The licensing fee is due to the federal budget according to the budgetary legislation of the Russian Federation.

Other kinds of payments and taxes, stipulated by the tax legislation of the Russian Federation, including those for the right to use land areas and environmental contamination, are required by Subsoil user in established order.

Gustavson considers that all of the above requirements are in good standing as of the date of this report.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

5.1	Accessibility

The Elvenei deposit is located on the left bank of the Elveneiveem River near the confluence with the Rauchua River in the general area between the Ugryumy and Vilka Rivers. It covers about 12km2 in the Chaunsky area of Chukotka. The area is remote with no telephone or mobile phone coverage and no local population or inhabitants. A 110 KW power line follows the road.

5.2	Climate

The climate of the area is characterized as arctic with long cold winters and short cool summers. The average daily temperature varies from 30°C to -50°C. Snow cover typically extends from the middle of September until June. The average annual precipitation is 160-170 mm.

5.3	Local Resources and Infrastructure

The Elvenei project is located about 540km southwest of the town of Pevek, the administrative center for the Chaunsky area of Chukotka and the largest Arctic seaport that also has an airport accommodating large aircraft (figure 5-1). The town of Bilibino is about 110km from the deposit and the town of Baranikha is about 40km from the project. A road between Bilibino and Pevek is located about 15km from the project. Electricity for the region is supplied via the powerline LEP-110 coming from a 43MW nuclear power plant and also the 23.5MW Chaunsky regional power plant. This is the main power source for the region.

5.4	Physiography

The project area includes spurs of the Elvenei Mountains and the watershed of the Rauchua and Konevaam Rivers. The relief around the project is moderate with an extensively developed stream drainage network. The stream system divides the area into many small hills with narrow, rough-ridged watersheds with relatively steep slopes. Maximum ridge elevations on the deposit are 810 m above sea level, with local relief (elevation differences) of up to 400 m in the project area.

5.5	Environmental Conditions

No major mining has taken place in the immediate vicinity of the Elvenei deposit. The Exploitation and Exploration Licenses specify permitted activities at the sites as well as requirements at the time of closure. At the time of the author’s site visit, Zoloto had not caused any ground disturbances in the area.

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Figure 5-1 Local Area Infrastructure Near Elvenei

Areal map

Scale 1:2 500 000

ВОСТОЧНО - СИБИРСКОЕ
МОРЕ
Айон
Янранай
Апапельгино
Певек
Западный
Красноармейский
Валькумей
Южный
Чаунская губа
Быстрый
Комсомольский
Рыткучи
Шмидтовский район
Бараниха
Чаунский район
Elvenei
Встречный
Билибино
Алискерово
Кепервеем
Билибинский район
Анадырский район

LEGEND

Localities:

- • Певек — cities
- • Бараниха — urban-type settlements
- ○ Южный — settlements
- ○ *Янранай* — villages

Land transportation roads:

- gravel roads
- cross-country vehicles pathways
- winter roads
- seaways

Airports

Sea ports

Объекты энергетики

- Nuclear power plant
- Heat power plant

Elvenei ore field

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6.	HISTORY

6.1	General Background

The geology of the area was studied through geological investigations at different scales starting in the early 1940s and ending in 1991. In 1968, the second Sredne-Elveneisky exploration party discovered tungsten mineralization hosted in a series of quartz veins 0.15 to 0.35m wide with 30 to 300m of strike and a stockwork zone covering an area about 300 m by 500 m. The tungsten mineralization graded from 0.5 to 3%. Gold mineralization discovered in the deposit, despite the rather high grades (up to 34 g/t), was of little interest when it was first discovered.

A geochemical survey at a scale of 1:200,000 was conducted on streams in the area of the Rauchuansky mineralization zone in 1981-1984. That survey resulted in significant revisions to the evaluation of the mineral potential of the area. The survey party concluded that gold deposits are very likely to be found in the area. In particular, the Elvenei mineralization system was identified based on a combination of observed anomalies. Prospects for both gold and rare-metal mineralization discoveries within the Elvenei mineralization system were deemed to be good.

The most recent geological exploration was in 1987-1992 by Arynpyglyavaamsky GSO (J. M. Telegin, 1995). They made many geological traverses, test trenches, collected grab samples, and drilled 933 m of geochemical test holes in order to investigate the alteration halos and drilled 321 m of core holes to obtain samples for process testing.

This work at the Elvenei deposit has resulted in the mapping of formations and associated mineralization types, the identification of mineralization zones, alteration zones, initial delineation of the deposit and associated mineralization system, and some gold and tungsten grades. This exploration work, involving drilling and surface trenching, has resulted in, the initial outlining of mineralized structures from the surface to a depth of 60 meters. Two processing testing samples were collected and lab tested. Potential commercial mineralization zones and properties were identified.

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7.	GEOLOGICAL SETTING

7.1	Regional Setting

Quoting from Miller, et al (2002), “The Mesozoic represents an important time span of subduction-related magmatism along the northern circum-Pacific margin. As a result, volcanic and plutonic belts of Mesozoic age now form fundamental elements of the geology of the Pacific margins of both North America and Northeast Asia (Figure 7-1). The emplacement of these belts was followed by continued magmatism into the Cenozoic. At the scale of the northern Pacific, magmatic belts appear to have remained relatively stationary through time in the Western U.S. and Canadian Cordillera (Figure 7-1). In contrast, a progressive migration of magmatism toward the Pacific seems to have occurred in the Alaska and northeastern Russia sectors of the belt. This migration locally included subduction zone jumps with the formation of backarc basins during the Tertiary (Figure 7-1).” Further, “Compared to the Cordillera, less is known about the timing of magmatic events in northeastern Russia. Our preliminary comparison suggests that tectonic and magmatic events in northeastern Russia are similar to those of the Cordillera but that in several cases nearly opposite tectonic environments characterize these time intervals. For example, a magmatic episode coeval with crustal shortening on one side of the Pacific may coincide with a coeval period of magmatism on the other side of the Pacific that occurred in a neutral to extensional tectonic environment.” The Elvenei prospect lies on the edge of an area of late Cretaceous volcanic and plutonic belts.

Figure 7-2 shows the crustal structure in northeastern Russia and Alaska (Wolf, et. al. 2002).

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Figure 7-1 Index Map of Northern Circum Pacific (see caption below) after Miller, etal. (2002)

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Figure 7-2 Crustal Structure in Alaska and Northeastern Russia (after Wolf, etal., 2002).

156E
180
156W
ARCTIC OCEAN
North American Platform
400 m
Chukotka-Alaska Composite terrane (includes Brooks Range fold and thrust belt)
Point Barrow
68
Wrangel Is.
CHUKCHI SEA
Kolyma-Omolon Super-terrane
Cape Lisburne
Brooks Range fold and thrust belt
Okhotsk-Chukotsk Volcanic Belt
Omolon
64
Chukotka Penin
Seward Penin
KA
Accreted terranes from the south
St. Lawrence Is.
Terranes with North American affinities (?)
Accreted terranes from the south
Elvenei (approximate)
60
400 m
St. Matthew Is.
Gulf of Alaska
BERING SEA
Nunivak Is.
Aleutian Basin
168E
180
168W
156W

Okhotsk-Chukotsk Volcanic Belt (OCVB), dominantly Upper Cretaceous in age, and the Koyukuk arc (KA), Lower Cretaceous.

North and south boundaries of the Cretaceous magmatic belt (dashed lines) and intrusive rocks, (black pattern)(from Bering Strait Field Party, 1

Chukotka-Alaska composite terrane. (Includes Brooks Range fold and thrust belt). Parts of the southern boundary are obscured by the OCVB and the terranes east of Seward Peninsula.

The Brooks Range fold and thrust belt.

Area east of Seward peninsula consisting of accreted terranes, volcanic and plutonic complexes and overlap deposits .

Terranes with North American affinities that have moved northwards along the North American margin.

Accreted terranes that have been transported northwards on the plates of the Pacific.

Omolon Massif containing Precambrian crystalline basement and considered to be a continental fragment transported to its present location.

The Kolyma-Omolon Superterrane (includes Omolon terrane),a complex assemblage of terranes accreted to the Siberian platform.

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7.2	Property Geology

The Elvenei deposit is on the left bank of the Elveneiveem River and is part of the northwest striking Rauchuansky gold bearing zone. The gold mineralization is apparently confined to a well-developed distinct ring structure. During the Cretaceous age emplacement of an intrusive plutonic felsic rock intrusion, a ring dike structure formed. Products of early Cretaceous age contact metamorphism and associated metasomatism are confined to the central part of the ring dike. Mineralization includes sulfide mineralized gold and tungsten deposits in the central zone of the area in question (Elvenei deposit). Downslope of the primary Elvenei hard rock gold deposit, gold placers were likely deposited due to erosion of scattered gold-quartz outcrops.

The deposit was emplaced in terrigenous derived upper Triassic rocks of the Norian stage, known as the Kuveenkaisky Group. The Kuveenkaisky group contains two units with different lithologies. The Lower Kuveenkaisky is siltstone containing some fine-grained sandstones (flanks of the deposit). The Upper Kuveenkaisky is a silty sandstone and sandstone with some siltstone in (the central and eastern part of the area). A projected and as yet untapped intrusive plutonic dome is bordered by a halo of contact metamorphism and associated Late Cretaceous ring dike intrusions.

The deposit includes four major sets of fractures: trending WNW, NE, NS, and ring (or incomplete ring) fractures. The ring fractures are typically intruded with microdiorites, diorite porphyries, and veins of early stage, tungsten-bearing, hydrothermal alteration. Tungsten is associated with fractures trending nearly north-south and northwest on the west and southwest flanks of the deposit (figures7-3A and 7-3B).

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Elvenei Gold Project, Russia	Technical Report

Figure 7-3A Elvenei Geological Plan Map

0 km
0.5 km
1.0 km
NORTH

PREPARED BY GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	DATE OF ISSUE: 01/10/08 PROJECT NO. SUT002 DRAWING FILE NAME: Fig7-3.cdr	CLIENT NAME: **ZOLOTO GOLD** PROJECT NAME: ELVENEI GOLD PROJECT	FIGURE 7-3A ELVENEI GEOLOGICAL PLAN MAP

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Figure 7-3B Legend for Figure 7-3A

LEGEND

Q
a δK б
T₃kw₂
T₃kw₁
a
б
a
б
q
2206-7
W 1,0
1,0
0,7
27 0,2 3,32
a K-212
б

Quaternary deposits

Late Cretaceous complex of the independent small intrusions Dikes (**a**) and bodies (**б**) of microdiorites

Upper department Kuveemkai suite:

Upper subsuite. Close-grained sandstones, silty sandstones

Lower subsuite. Siltstones, close-grained sandstones

Spotted (maculose) rocks and siltv sandstones – **a**; Andalusite and cordierite hornstones - **б**

Fractures:crushed zones with dislocation breccias – **a**; overfault and overstep zones with mylonites - **б**

Quartz veins of the rare metal stage - **q**, zones of the mineralized breccias of the gold ore stage - **b**

Grab (lump) sampling data. Sample number and gold and silver content - gr\t; other elements - %

Trench sampling data. In the numerator - interval thickness, m; in the denominator - gold content- gr\t; wolfram -%

Parameters of the sections of the quartz-wolframite veins:27 - interval length; 0,2 - vein average thickness; 3,32 - average content of the wolfram trioxide

Prospecting trenches of the Arynpyglyavaam field party and trench number - a; those of precursors - б

Prepared By	Date of Issue / Project No. / Drawing File Name	Client Name / Project Name	
GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	Date of Issue: 01/10/2008 Project No.: SUT002 Drawing File Name: Fig7-3.cdr	Client Name: **ZOLOTO GOLD** Project Name: Elvenei Gold Project	FIGURE 7-3B Legend for Figure 7-3A

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8.	DEPOSIT TYPES

The Elvenei prospects display characteristics consistent with high sulphidation gold systems. Finely dispersed gold is predominantly associated with quartz and pyrite, with minor amounts of arsenic, antimony and silver minerals in veins, veinlets and stockworks in linear zones of crushing and brecciation. Base metal and tungsten / bismuth mineralization is peripheral to the gold mineralization and may be associated with the intrusives in the area and thus may be better related to contact metamorphic (metasomatic) processes.

9.	MINERALIZATION

The following is an English translation of the Russian description (in the Russian Proyect documents) of the Elvenei mineralization. Gustavson took sight of the mineralization at Elvenei, but did not visit every site discussed herein.

The sulfide gold mineralization is confined to a series of NS fractures in the central and eastern parts of the area. There appears to be a roughly concentric zonation of mineral deposition. The center zone is typically gold-bearing and also contains arsenic, antimony, and silver minerals. Outwards, there is tungsten, bismuth, copper, and zinc mineralization, especially in the western and eastern parts of the deposit alteration edge. This is especially prominent to the southwest portion of the prospect (figures 9-1, 9-2 and 9-3).

Of the metals present in the mineralization, only gold and tungsten reach significant grades. The associated gold placers have been largely mined or are uneconomic. Tungsten or wolframite placers are apparently not of economic grade.

The tungsten-bearing mineralization to the west is part of the Elvenei mineral system. After several years of exploration it was concluded that further exploration for tungsten trioxide would be a waste of time. The narrow tungsten deposits are apparently too small to be commercially attractive, despite considerable historical prospecting. The principle reasons for this finding are the narrowness of the mineralized veins (0.1 -0.37m) and the wide spacing of the mineralized veins despite grades of grab samples from trenching as high as 0.1’s% to 3%.

The vast majority of the gold mineralization is confined to the central ore zone in the center and northeast parts of the deposit, elongated north-south and measuring about 2 km by 1 km. Most of the mineralization is confined to the sandy portion of the upper part of the Triassic Upper Kuveemkaisky Group and the mineralization tends to be insignificant in the northern part of the deposit in the siltstones of the Lower Kuveemkaisky. Alteration of sandy and silty facies is common and is represented by recrystallization and silicification, thin sericitic alteration zones, and chloritic alteration, and is confined mainly to clusters related to hydrothermal metasomatism. Local altered and mineralized zones are typically confined to the area bordering N-S fault zones with brecciation that are spaced 80 to 120 m apart. The data from the trenching and geological traverses with grab samples taken in the central area resulted in delineation of six orebodies. Orebody #1 has been studied the most to date.

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The gold mineralization is found mainly in fine-grained sandstones and confined to elongated zones around breccias formed and refractured at various times. The mineralization is confined to vein-like breccia zones 0.5 to 1.5 m wide that have varying amounts of sandstone clasts and demonstrating at least two silicification generations. In the northern part of the deposit breccia zone edges are less distinct; lenticular breccia bodies (up to 10’s cm thick) are present; and quartz vein systems prevail in arenaceous facies. In both of these, the quartz is of two types: early medium-fine crystalline milky white and late fine crystalline, with sucrosic to quartzite-like texture and light gray to gray color. Clear crystalline quartz is most typical of the central part of the deposit over a 700-800 m size area. On the southern flanks of these orebodies and in the orebodies located to the east and west, the quartz has more finely crystalline structures (up to chalcedonic) and darker coloration. In the southeast, there is a gold-barren near-surface zone, where breccia contains almost exclusively chalcedonic dark gray quartz that is hard to distinguish from neighboring coarse alluvial deposits. Veins of white or pinkish calcite were observed in some of the drilled cores. Within a zone a few meters wide along breccia and vein contacts, sericite alteration occurs in places (hornfels alteration in others with shale or shaley precursor rock), and pinkish fine scaly sericite clearly prevails (as opposed to the pervasive presence of the white sericite within the ore zone). Larger grains develop in blebs up to 0.01 mm in diameter. In places pyrite is present around multiple nucleation sites and in some places there are open cavities due to leaching of pyrite and the presence of iron hydroxides including jarosite. All distributions of sericite (pervasive and spotty) are focused in a sub parallel orientation. Fine needled tourmaline (0.02 -0.03 mm long) is found cross-cutting sericite, along with smaller amounts of arsenopyrite.

The mineralogy of the deposit is rather simple. Pyrite and arsenopyrite are the main ore minerals throughout the deposit. Sporadically stibnite (antimonite) is found, however, it is pervasive in the vicinity of trenches K-201 to K-203. Other ore minerals could only be observed under a microscope. Samples studied in polished section did not reveal native gold, but gold was found in assays. This indicates that the gold may be within the pyrite and arsenopyrite minerals.

Breccia was observed in samples from the bottom of trench K-203, in which fragments of rock were cemented and replaced to different degrees by quartz, ranging from transparent sugary textured quartz to gray quartzite-like texture. Some heavily leached and silicified breccia contained rock fragments that were nearly entirely replaced by silica but faint ghost-like outlines of the original fragments remained. Large amounts of sulfides are found in these areas. Early pyrite (pyrite1), up to 20% of the original sulfide mineral content, is indicated by leached cavities in rock fragments. Late euhedral pyrite is associated with arsenopyrite. Both types of pyrite are corroded by arsenopyrite and marcasite. Arsenopyrite (up to 30% of the sulfide minerals) is euhedral with elongated prismatic up to needle crystal with rhombic sections. The size of the arsenopyrite grains is 0.006 -0.5 mm. Stibnite (up to 50% of sulfide minerals) forms as bunches of crystals as large as 7 by 10 mm and is also the latest primary mineral.

Early pyrite (20%) was observed in samples from trench K-201, in association with early arsenopyrite (70%). Arsenopyrite (arsenopyrite1) grains range 0.01’s to 3-4 mm size. Early arsenopyrite (arsenopyrite1) is fractured, and fractures are coated with scorodite. Late

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arsenopyrite (arsenopyrite2) is fine grained with indistinct borders up to needle size, all less than 0.06 mm.

Two generations of silicification were observed in samples from the core of shallow holes: These are transparent medium to fine crystalline quartz (quartz1) and translucent fine grained to chalcedonic-like quartz (quartz2). In fragments containing other types of alteration, a network of isolated pyrite blebs up to 1 mm were observed.

Small veins and anhedral pyrite crystals of second generation are also observed throughout the deposit. Pyrite is locally replaced by marcasite and goethite. Arsenopyrite also has two generations – arsenopyrite1 is macrocrystalline (0.5 mm and larger size crystals) shattered with inclusions of pyrrhotite and rhombic cross-section needles, indicating formation from diffuse material. Fine grained (less than 0.06 mm) anhedral crystals of chalcopyrite are also widespread. Small crystals of sphalerite were also observed in separate polished sections. The general sequence of mineral deposition was pyrite1 – arsenopyrite1 – pyrite2 – arsenopyrite2 – marcasite + pyrrhotite - sphalerite + chalcopyrite.

A prevalence of pyrite over arsenopyrite was observed along with an insignificant amount of sphalerite in samples from the southern end of Body #1 (trench K-209).

Overall, along the strike of the deposit, there was little change in mineral zonation observed; only the southern part of the deposit had small amounts of chalcopyrite and sphalerite.

The mineral associations of the deposit have similarities to the gold mineralization description for the north flank of orebodies in the western part of the deposit. The amount of stibnite (antimonite) increases within the boundary of Body #6 (location undetermined).

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Technical Report

Figure 9-1 Elvenei Geology and Exploration, North Half, 1:2000

Trench
K-201
Trench
K-202
Trench
K-203
Core hole
c-24
0m
100m
200m
NORTH
01/18/2008
SUT001
Fig9-1.cdr
GUSTAVSON ASSOCIATES
ZOLOTO RESOURCES LTD.
ELVENEI PROJECT
FIGURE 9-1
ELVENEI 2000 SCALE NORTH HALF
GEOLOGIC PLAN AND EXPLORATION PROGRAM

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Technical Report

Figure 9-2 Elvenei Geology and Exploration, South Half, 1:2000

Trench
K-209
0m
100m
200m
NORTH
PREPARED BY:
GUSTAVSON ASSOCIATES
01/18/2008
SUT001
Fig9-2.cdr
ZOLOTO RESOURCES LTD.
ELVENEI GOLD PROJECT
FIGURE 9-2
ELVENEI 2000 SCALE SOUTH HALF
GEOLOGIC PLAN AND EXPLORATION PROGRAM

25
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Figure 9-3 Elvenei Geology and Exploration, 1:2000, Legend for Figures 9-1 & 9-2

Map Legend

Symbol	Description
Q	Quaternary deposits
δK	Late Cretaceous complex of the independent small intrusions. Dikes (a) and bodies (б) of the microdiorites (δ)
T³EO	Upper Triassic Kuveemkai subsuite. Close-grained sandstones, silty sandstones
T³EO	Lower Triassic Kuveemkai subsuite. Siltstones, fine-grained sandstones
	Contact metamorphosed rocks Maculose aleurolite and silty sandstones (a) Andalcsite and cordierite hornstones (б)
	Fractures: crushed zones with dislocation breccias - a; Overthrust and thrust zones with mylonites - б
	Geological faults: actual (a), hidden by quaternary deposits (б)
	Lithological varieties: sandstones (a), aleurolites (б)
	Geological contacts
50	Strike and dip of strata
	Hydrothermal formations Quartz veins of rare-metal stage (Æ), zones of mineralized breccias of gold ore stage (Å). (on plan of 1:10000 scale)
	Quartz veins of rare-metal stage: productive pieces (a); unproductive (б); zones of mineralized breccias of gold-ore stage: productive (в); unproductive (г). (on plan of scale 1:2000)
	Zones of mineralized breccias of gold-ore stage (on sections)
W 1.0	Lump sampling data. Sample number and gold and silver content - g/t, other elements - %
1.2 / 0.8	Trench sampling data. In the numerator - interval thickness, m; in the denominator - gold content- g/t, wolfram -%
60 0.27 3.24	Parameters of the sections of the quartz-wolframite veins: 60 - interval length; 0,27 - vein average thickness; 3.24 - average content of the wolfram trioxide
K-201-88	Prospecting trenches and boreholes, their number and year of digging
	Projected Developments
55 a, 39 б, 60	Boreholes, their number and projected depth a) on plans; б) on sections
K-9-2	Trenches and their numbers
TP-11-1	Trenches and their numbers
CT-1	Technological boreholes and their numbers

MPR RF Department on Nature Management of Chukotka AR; CJSC "Chaunskiy mining-geological enterprise"	Design on search-estimate works in limits of Elvenei ore field
	Executor Volum V.A. — Unclassified 2007
Attachment 5 Sheet Copy	Legend to 2000 scale geological maps and plans
Composed: Executed:	Deriagin Yu.V. Deriagin Yu.V.

Prepared By	Date of Issue	Client Name	
GUSTAVSON ASSOCIATES GEOLOGISTS • ENGINEERS • APPRAISERS	01/17/08	ZOLOTO RESOURCES LTD	FIGURE 9-3 MAP LEGEND ELVENEI 2000 SCALE GEOLOGIC PLANS FIGURES 9-1 & 9-2
	Project No. SUT002	Project Name ELVENEI GOLD PROJECT	
	Drawing File Name Fig9-3.cdr

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10.	EXPLORATION

10.1	Historical Exploration

The historical exploration programs conducted on the Elvenei license are described in detail in Section 6 History of this report. Tables 10-1 to 10-3 summarize the details of those exploration efforts.

Table 10-1 Elvenei Drillholes and Trenches

	Number	Cum. Length (meters)	Number of Samples	Date (year/years)
Drillholes (core)	91	1580	1400	1989-1990
Trenches	not in report	not in report	not in report	1968, Second Middle-Elvenei geological-search party
Trenches	21	3370	3300	1988-1989, Arynpygliavaamskiy GSO

Table 10-2 Elvenei Larger Area Surveys

	Number	Date (year/years)
Grab Samples (grab and crushed samples)	1060	1988-1989
Bulk Samples (>25 kg ea.)	2	1990
Geomagnetic	1	1988-1989, Arynpygliavaamskiy GSO
electrical survey (SDVR and SG)	2	1988-1989, Arynpygliavaamskiy GSO
geochemical surveys	n/a	1984, Rauchuanskiy GHO
geochemical surveys	7200 samples	1989, Arynpygliavaamskiy GSO

Table 10-3 Elvenei Survey Detail

Type	Area	Sampling Density and/or Cum. Length	Date (year)
Geophysical surveys:
Geomagnetic	103 km2	200 x 40	1989-1990
	351 km2	400 x 40	1989-1990
electrical survey (SDVR)	106 km [2]	200 x 40	1989-1990
	351 km2	400 x 40	1989-1990
method SG (middle gradients)	2 km [2]	20 x 50	1989
geochemical surveys	unknown	100 x 25	1984
- scale 1:10000	14 km2	100 x 20	1989

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10.1.1	Geologic Mapping

No record of the geologic mapping techniques was available to Gustavson for review. However, maps of 1:2000 and 1:10000 were available for review.

10.1.2	Trenching

Several trenches were visited by Gustavson during the site visit in July 2007. The documented mineralization was observed as mapped previously (Figures 10-1A &B).

Typically, trenching in areas of permafrost required opening of the area of the eventual trench to bedrock with a dozer, a waiting period during the summer months for thawing and deepening of the trench after thawing.

10.1.3	Geochemical Sampling

No record of the geochemical sampling techniques or protocols employed was available to Gustavson for review. On the ground, evidence abounds of a significant number of sampling campaigns (pits, trenches and prospect holes), as is typical of Russian prospect testing. A 1:10,000 scale map was sourced that displays gold in secondary dispersion halos. Figure 10-2 shows that gold distribution.

10.1.4	Geophysics

Russian documents on the Elvenei prospect mention geophysical surveys (geomagnetic, electrical and SG), but they do not discuss the results of those surveys. Surveys such as these are typically used by Russian expeditions (exploration campaigns) to assist with focusing efforts on the more prospective zones in a larger property package.

10.1.5	Bulk Sampling

Mention is made of bulk samples being taken from 2m deep pits, yielding samples in the range of 25kg. Such samples are often used in preliminary metallurgical tests of potentially economically mineralized zones.

10.2	Exploration in 2007

According to a DRAFT of the Plan Design of Prospecting Works on Elvenei Ore Field, Zoloto is carrying out “prospecting works” at Elvenei based on the “Design on carrying out of search-estimated works within the limits of Elvenei ore field” developed by CJSC Chaunsky GGP as coordinated by Chukotnedra and approved by FGUP (Geoloexpertiza). In 2007, the following prospecting works (exploration) were carried out (m3 refers to quantity of excavated material):

1.	Construction drilling platforms - 7 platforms. Total amount GPR - 5095 m3 .

2.	Construction of access roads - 2000 m3 .

3.	Core drilling of holes - 1 hole, 120.0 linear m. Hole is not finished.

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Figure 10-1A Aerial view of Elvenei Gold Project

Figure 10-1B Elvenei Trench and Helicopter

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Figure 10-2 Gold in Secondary Dispersion Halos

1
2
3
4
NORTH
Approximately 2.5 km
CONTENTS OF GOLD IN ANOMALIES (g/t)
0.008-0.02
0.03-0.1
0.1-0.9
more than 1.0
Border of license site
ROSGEOLCOM
Chukotgeolcom
CHAUNSK STATE
MINING-GEOLOGICAL
ENTERPRISE
REPORT ON GEOLOGICAL RESTUDY
of Scale 1:50000
ARYNPYGLIAVAAMSKIY GSO
Executor
Yu.M.Telegin
1994
Attachment
Sheet 1
Copy
SECONDARY HALOS OF GOLD
site Elvenei
SCALE
1:10 000
MADE BY WAY OF MECH.ENLARGING OF MAPS
OF SCALE 1:25000 GUGK Publication 1961
COMPOSED BY: senior geologist Yu.M.Telegin
Drawn by: geologist O.L.Molodova

PREPARED BY GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	DATE OF ISSUE: 01/28/2008 PROJECT NO. SUT002 DRAWING FILE NAME: Fig10-2.cdr	CLIENT NAME: *Zoloto Resources Ltd.* PROJECT NAME: ELVENEI GOLD PROJECT	FIGURE 10-2 SECONDARY DISPERSION HALOS OF GOLD

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4.	Sampling from core - 110 samples with a gross weight of 900 kg.

5.	Processing of samples - 77 samples. Weight of samples after reduction – 0.5 kg (the scheme of processing of the samples is attached).

Exploration work was carried out by forces of CJSC Chukot GGP under the turnkey contract No 17 dated July 17th, 2007. Zoloto provided the funding of the 2007 exploration program through a subsidiary, CJSC Chukot Gold. Work started in July, 2007, with road building and camp construction. Core hole No. c-24 was started on October 27, 2007. The hole was collared at the location shown in Figure 10-3. The designed depth of the hole is 200m, with azimuth being 090° and the inclination at 70° from the horizontal.

An SKB-5 core drill is employed. Drilling in friable sediments (up to 10m) was carried out by "dry" hard-alloy crowns by diameter 132-93 mm. Further drilling used diamond crowns by drilling complex KK--59 with washing is applied that provides maximal output of core. Return compressed air blowing with subsequent casing by pipes in diameter of 73mm is applied in zones of intensive fracturing.

On December 1, 2007, drilling was stopped at a depth of 120 m, in a zone of intensively fractured rocks. A summary of the geology observed in the hole is presented in Table 10-4. The Russian geological descriptions are preserved therein, as only they have directly observed the core.

On the basis of the data shown in Table 10-4, it is apparent that the hole crosses a thick section of fine-grained sandstones with rare interbeds of siltstones. A measure of fracturing is reported to show that massive (minimally fractured) core makes up nearly 47% of the core logged, while intensely fractured rocks make up almost 21% and the rest is moderately fractured (32%).

According to reports from Chaunskoye, sulfide mineralization (pyrite and arsenopyrite) is seen through the entire length drilled in hole c-24. Potentially significant mineralization is seen in the intervals 28.7 – 36.3m; 56.5 – 69.1m; and 99.0 – 104.0m, with widely developed quartz veinlets and strong sulphidic mineralization. The Chaunskoye geologists report that the interval 99.0 – 104.0m has a true thickness of 1.5 – 2.0m. At the top of the interval, a series of contiguous quartz-sulphidic veinlets with a thickness of 0.3 – 0.5m are seen. Rich antimonite veinlet-impregnations are seen at a depth of 102.6m. Based on results of historical drilling and trenching, high grades of gold seen in trenches 201 - 203 (i.e. in the area where hole c-24 was collared), have spatially been confined to veins of antimonite structure, as seen in c-24 (Figure 10-3).

Core logging is at a scale of 1:50, according to the accepted and approved techniques and meets requirements of existing instructions. Photo documentation of the core is carried out on site.

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Table 10-4 Lithology and Mineralization Descriptions Hole No. 24, Elvenei Project

Depth (m)	Lithology	Alteration/Structure/Mineralization
0.0 – 0.5	Deluvial
0.5 – 2.0	Eluvial
2.05 – 5.0	Intensively fractured thin-fine- grained sandstones
5.0 – 8.3	Fractured rocks
8,.3 – 10.3	Massive fine-grained sandstones	Sulphidic mineralization
10.3 – 16.3	Massive fine-grained sandstones	Impregnation of sulfides
16.3 – 28.7	Fractured sandstones transferring in massive	Metasomaticly changed rocks
28.7 – 36.3	Fractured sandstones with massive layer of 2 meters	Quartz veinleting with sulphidic mineralization
36.3 – 43.0	Fractured fine-grained sandstones	Quartz veinleting, carbonate formation, sulphidic mineralization
43.0 – 50.0	Fractured fine-grained sandstones with meter interval of intensively fractured and three-meter interval of massive	Rocks are carbonated
50.0 – 56.5	Two-meter interval of massive fine- grained sandstones, four-meter interval of fractured fine-grained sandstones	Sulphidization
56.5 – 69.1	Massive fine-grained sandstones	Zone of breccias with quartz veinleting and sulphidization
69.1 – 76.5	Intensively fractured fine-grained sandstones	Sulphidization
76.5 – 81.5	Intensively fractured siltstones, silty sandstones	Quartz-carbonate veinleting with sulphidic mineralization
81.5 – 86.9	Massive quartzed fine-grained sandstones	Impregnation of sulfides
86.9 – 90.3	Intensively fractured silty sandstones	Sulphidization
90.3 – 104.6	Massive quartzed fine-grained sandstones	Quartz veinleting, sulphidic mineralization (int. 99,0 - 104,0 - prospective ore zone)

Sampling of holes. Sampling is conducted on a core which output makes up to 92%. In total 110 samples by gross weight 900 kg are selected, all of them are delivered to the base of CJSC «Chaunskoye GGP».

Laboratory works. According to the turnkey contract, laboratory researches will be made in laboratory of Bronnitskiy geological-geochemical expedition.

Initial sample preparation of all tests is carried out in laboratory of CJSC Chaunskoye GGP using a preparation scheme accepted for ore samples in CJSC Chaunskoye GGP.

On December 25, 2007, 77 samples were processed in the CJSC Chaunskoye GGP laboratory. The weight of samples after sample preparation is 0.5kg.

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Technical Report

Figure 10-3 Elvenei 2007 Drilling Program

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Figure 10-3 Elvenei 2007 Drilling Program

Core hole
c-24
K-15-3
K-15-5
K-15-6
K-13-4
CT-1
CT-2
TP-14-1
TP-13-3
PT-4
PT-2
Au 7
Au 18.0
Au 25.8
Au 17.0
Au 26.6
0m
50m
100m
NORTH
PREPARED BY
GUSTAVSON ASSOCIATES
DATE OF ISSUE 01/18/2008
PROJECT NO. SUT002
DRAWING FILE NAME Fig10-3.cdr
CLIENT NAME ZOLOTO RESOURCES LTD.
PROJECT NAME ELVENEI GOLD PROJECT
FIGURE 10-3
ELVENEI 2007 DRILLING
FOR LEGEND SEE FIGURE 9-3

2/1/2008
33
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Elvenei Gold Project, Russia	Technical Report

11.	DRILLING

11.1	Core Drilling

As of the date of the site visit by the author (July, 2007), Zoloto had not conducted drilling at the Elvenei site. See Section 10 above for a description of core drilling that started in October, 2007.

According to the historical Russian reports, some 91 core holes were completed at Elvenei. The exact locations of the collars of these holes are not evident in the Russian data available to Gustavson. As is typical of Russian core drilling campaigns, there is no core remaining to be examined, as all of the core was consumed in the analysis process. Gustavson has recommended that core drilling programs by Zoloto follow Western protocols, where drill core is split and 50% is retained for future examination and 50% is sent for assay and analysis.

It has been the author’s experience that Russian methods of geologic logging and sampling follow relatively rigid mandated protocols and the resulting data and logs are typically usable to plan future drilling campaigns and can be used in geologic modeling and resource estimation after verification of methodologies and results. Zoloto must seek out all available records to assist in guiding their exploration programs. Their Chief Geologist and the head of the field programs are both Russian and very familiar with the Russian systems. They have both agreed upon the need to assemble all available data as soon as possible.

12.	SAMPLING METHOD AND APPROACH

Gustavson did not independently re-sample or assay any of the samples comprising the historic data for Elvenei. The following discussion of sampling methodology and approach is taken from Russian reports and records of personal interviews and inspections by the author.

12.1	Core Sampling

Whole drill core was submitted for assay, with none remaining for future examination. This is a typical Russian procedure. No evidence of core photographs was presented.

12.2	Channel Sampling

Reportedly, trenches were channel sampled along their full length. Direct evidence of these activities was not available to the author during the site visit.

12.3	Bulk Sampling

According to the Russian records, 2 bulk samples (>25kg) were collected from the Elvenei prospect. Chapter 16 of this report presents the results of testwork on these samples.

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13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Zoloto has made assurances to the author that sample preparation and analyses conducted during their exploration programs will satisfy the requirements of Western Best Practices and will pass the scrutiny of future investigators as required by NI43-101. Prior programs reportedly have followed Russian protocols which are similar to Western requirements, but there is no readily accessible documentation to review. The Zoloto geologists must gain access to the previously generated data and provide descriptions of the methodologies applied during all phases of data collection and analysis.

13.1	Sample Preparation

No available information. See above. Typical Russian procedures are adequate for this early stage exploration program.

13.2	Sample Analysis

No available information. See above. Typical Russian procedures are adequate for this early stage exploration program.

13.3	Check and Duplicate Sampling/Preparation and Assaying

No available information. See above. Typical Russian procedures are adequate for this early stage exploration program.

13.4	Security

No available information. See above. Typical Russian procedures are adequate for this early stage exploration program.

14.	DATA VERIFICATION

Gustavson has not independently conducted any title or other searches, but has relied upon Zoloto for information on the status of the claims, property title, agreements, and other pertinent conditions. In addition, Gustavson has not independently conducted any mining, processing, or economic studies, or permitting and environmental studies.

14.1	Verification of Geologic Data

The site visit by the author confirmed the general layout of the prospects as portrayed on the maps of the mineralized zones. Examination of the rocks at various sites on the prospect verified that the geologic information shown on the maps was accurate. Zoloto should re-sample some of the trenches and pits to gain an understanding of the relationship between the previously collected data and the data to be collected during their campaigns.

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14.2	Verification of Analytical Data

Neither Gustavson nor Zoloto has completed any independent sampling and/or confirmatory geologic logging of core. Future rounds of evaluation of the existing data may involve re-assaying sample pulps and rejects, if available.

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15.	ADJACENT PROPERTIES

There are no adjacent non-alluvial gold properties in the vicinity of the Elvenei License.

16.	MINERAL PROCESSING AND METALLURGICAL TESTING

Two samples were generated for assaying and process testing to gain an understanding of the composition and processing amenability of the mineralization. The first combined samples from the bottom of trenches 201 and 203 that characterized the central part of the deposit that has been partly oxidized near the surface. The second used core from drillholes 90 and 92. Despite the intersection of mineralization at a shallow depth (5-11 m), secondary enrichment was not observed. The samples were tested by the geological exploration institute (Central Scientific Research Institute for Geological Exploration, Magadan).

Test sample #1
Gross mass: 108.0 kg
Average elemental content:
Gold	15.5 g/t
Silver	5.8 g/t
Arsenic	0.92%
Antimony	0.3%
Copper	0.016%
Mineralogy (gangue minerals):
Quartz	60.8%
Sericite	21.2%
Chlorite	2.79%
Feldspar	3.0%
Mineralogy (major ore minerals):
Gold, native	4.4x10 -6%
Silver, native	2.8x10 -6%
Arsenopyrite	0.8%
Pyrite	0.1%
Mineralogy (minor ore minerals)
Jarosite	1.5%
Other Iron hydroxides 1.8%
Scorodite	0.7%
Ilmenite	0.6%
Rutile	0.6%
Pyrolusite, magnetite, bismuthinite, wolframite, and argentite are hundredths of a percent
(0.01’s %)

Gold and silver contents of minerals: pyrite 312.0 g/t (gold)/708.0 g/t (silver); iron hydroxides 4.0 g/t (gold), 23.1 (silver); arsenopyrite 55.6 g/t (gold) and 411.0 g/t (silver), stibnite (antimonite) 11.4 g/t (gold) and 11.2 g/t (silver). Native gold is no larger than 0.1 mm and the majority (56.7%) is in the size range of up to 0.05 mm. The gold has a fern-shaped flattened morphology and is less often lumpy. The average fineness of the gold is 839 and the class

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(fineness) distribution is as follows: 700-750 – 26.8%, 750-800 – 14.3%, and 900-950 - 42.8% (table 16-1).

Table 16-1 Results of Metallurgical Testing (Test Sample #1)

Concentrates	output %	Au extraction (%)	Ag extraction (%)
Gravity Concentrate	0.34	10.0	27.3
Flotation Conc. (Basic flot.)	2.69	22.2	45.8
Flotation Conc. (Oxid. Flot.)	5.33	17.9	12.3
Total Flotation Conc.	8.01	40.1	58.1
Tails of Concentration	91.65	49.9	14.6
Total	100.0	100.0	100.0

According to the chemical (selective dilution) analysis, the deposit has 47.2% of the gold content and 70.6% of the silver content in a mineralogic form that is amenable to cyanide leach extraction. Only 12.7% of the gold content and 6.3% of the silver content is within oxidized or carbonate minerals where decomposition in muriatic acid or other suitable process must precede cyanide extraction. The sulfide minerals contain about 3.1% of the gold and 8.9% of the silver content and quartz and other acid-soluble minerals contain about 37.0% of the gold and 14.2% of the silver content. This data indicates the poor dressability of the ores. For the tested process, the maximum recovery of gold (50.1%) and silver (85.4%) is achieved through the processing flow: one-stage gravitational enrichment and three stage basic and oxidized flotation and tails with remaining gold and silver contents of 8.5 g/t and 5.8 g/t, respectively.

Test sample #2 (sample selected from holes 90 and 92)
Gross mass: 18.3 kg
Average elemental content:
Gold	17.4 g/t (tonne)
Silver	1.9 g/t
Arsenic	1.54%
Antimony	0.05%
Zinc	0.02%
Copper	0.016%

Sulfide-source sulfur for Test #2 is about four times that of Test #1

Mineralogy (gangue minerals):
Quartz	58.6%
Sericite	20.4%
Chlorite	2.5%
Feldspar	6.0%
Biotite	3.5%

Mineralogy (major ore minerals):
Gold, native	1.7x10 -6%
Arsenopyrite	3.3%

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Pyrite	0.1%
Stibnite	0.08%

Mineralogy (minor ore minerals)
Jarosite	1.2%
Other Iron hydroxides	2.7%
Rutile	0.5%
Chalcopyrite, sphalerite, galena, scorodite, and ilmenite hundredths of a percent
(0.01’s %)

The arsenopyrite fraction contains 359.0 g/t and 168.0 g/t of gold and silver, respectively. The distribution of native gold by size fractions is: 0.2 to 0.1 mm 38.1%, 0.1 to 0.005 mm 57.14%, and less than 0.05 mm 4.76% . The native gold has a flattened fern-shaped or a lumpy morphology. The fineness of the gold (20 assays) is much higher than the gold in Test #1, with a distribution between classes as follows: 7.14% 700-800, 14.29% 800-900, 21.43% 900-950, and 57.14% 950-1000 (table 16-2).

According to the chemical (selective dilution) analysis, the deposit has 16.1% of the gold content in a mineralogic form that is easily amenable to cyanide leach extraction. Only 9.8% of the gold content is within oxidized or carbonate minerals that can be dissolved in hydrochloric acid that must precede cyanide extraction. The sulfide minerals contain about 60.3% of the gold content and quartz and other silicate minerals contain about 13.7% of the gold content (The latter was deemed to be virtually irrecoverable).

Processing research has confirmed that the majority of the gold is fine sized and finely dispersed within sulfide minerals or entrapped by them. The ore would be deemed refractory and poorly amenable to recovery by hydrometallurgical methods. Maximum extraction of gold to concentrate (80.5% recovery) would include one-stage gravity separation followed by a three-stage flotation process. The gold content of tails from this processing would be 3.4 g/t.

Table 16-2 Results of Metallurgical Testing (Test Sample #2)

Concentrates	output %	Au extraction (%)
Gravity Concentrate	2.4	26.4
Flotation Conc. (Stage 1)	2.1	30.2
Flotation Conc. (Stage 2)	2.0	16.1
Flotation Conc. (Stage 3)	1.7	7.8
Comb. Flotation Conc.	5.8	54.1
Tails of Concentration	91.8	19.5
Total	100.0	100.0

According to the Russian descriptions of the testing and results, Test #1 (sample #1) found that the majority of the gold occurs as microscopic inclusions in quartz, and Test #2 (sample #2) found that most of the gold occurs as finely dispersed particles within sulfide minerals or entrapped by them. This may be explained by the near-surface oxidation effects in sample #1 material along with slightly larger gold grain sizes. The unoxidized primary mineralization from

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a 5-10 m depth remains in its primary sulfide dominant state. The shallow depth of unoxidized sulfide dominant ore indicates that there are no thick zones of secondary ore that have formed as a result of oxidation near the surface due to weathering of the deposit.

Gold is the only metal for which the Elvenei deposit is likely to have a grade and tonnage adequate for commercial extraction. The gold content along the strike of orebodies is very uniform with very few occurrences of abnormally high gold grades in samples. Analyses carried out on roughly equally sized grab samples collected on a regular grid between trenches and short channel samples from old trenches also point to gold being the only metal likely to be commercially viable. Orebody #1 has been traced along a strike length of 900 m. Drill hole 269 intersected a mineralized interval between 59.2 and 61.9 m depths. Below are some of the test results from trenches and drill holes on Orebody #1 table 16-3).

Table 16-3 Mineralized Body #1 Mineralization Intercepts

Trench 201	4.0 m grading 15.7 g/t gold
Trench 202	1.5 m grading 11.7 g/t gold
Trench 203	1.0 m grading 12.6 g/t gold
Hole 269	1.7 m grading 12.4 g/t gold
Holes 90 and 92	0.8 m grading 17.8 g/t gold
Trench 210	1.1 m grading 4.4 g/t gold
Mineralized Body #1 Average	1.7 m grading 13.2 g/t gold

Mineralized bodies #2 and #3 were intersected once and the following grades were found. Body #2 had a mineralized intercept of 0.5 m grading 12.2 g/t gold and Body #3 had a mineralized intercept of 1.0 m grading 19.0 g/t gold. Body #2 has been traced along strike for 600 m and Body #3 has been traced along strike for 500 m. Grab samples from Bodies #4, #5, and #6 had grades of 18.0 g/t gold, 5.9 g/t gold, and 13.0 g/t gold, respectively. These mineralized bodies have been traced along strike for 500, 400, and 500 m, respectively. The specific location of these Bodies was not available to Gustavson. Examination of the gold mineralization depicted on Figures 7-3A, 9-1, 9-2 and 10-2 indicates that the Bodies lie along the north-south quartz veins and in the silicified structures.

Gustavson considers that potentially economic mineralization includes only gold that is finely dispersed, mainly within sulfides.

17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Elvenei Russian Resource Estimates

There are no NI 43-101-compliant mineral resource estimates for the prospects on the Elvenei License.

As identified by previous Russian investigators, six potentially exploitable bodies have been identified and partially outlined within the Elvenei mineralized system. These are confined to silicified breccia zones trending N-S with dispersed vein mineralization zones. The mineralized zones are 0.8 to 4.0 meters wide and 400 to 900 meters long. In three of the zones, trenches

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intersected material with potentially commercial gold grades. The other 3 bodies were explored by grab samples along traverses. All bodies dip steeply westward (75-80©). The gold mineralization is represented by sulfide-bearing rock with finely dispersed gold (mostly in arsenopyrite). Preliminary predictions by Russian investigators suggest that the vertical extent of mineralization is at least 300 meters.

According to Russian calculations, the following average values for Mineralized Body #1 were used for predictive estimation of all of the bodies under consideration: average body width of 1.7m and average gold grade of 13.2 g/t. The combined length of the six bodies is 3,400m. Assuming that the vertical extent of mineralization is 300 meters, and the specific gravity is 2.6 t/cubic meter, the total potential mineral resource (non 43-101 compliant) would be 4.5 million tonnes. The predictive gold resources (Russian estimated and non 43-101 compliant) of the Elvenei Au mineralized system were estimated to be 60 tonnes. This historical resource estimate is hypothetical in nature, estimated using techniques that are non-NI43-101 compliant and is mentioned here as merely being indicative of the potential of the area for discovery of gold-containing mineral resources.

18.	OTHER RELEVANT DATA AND INFORMATION

Gustavson is unaware of any other data and/or information that would be relevant to this report and is not contained in one of the existing Sections of this report.

19.	INTERPRETATION AND CONCLUSIONS

19.1	General Conclusions

As described in Sections 9 and 17 above, the prospective gold mineralization at Elvenei occurs along generally north-south striking silicified breccia zones. The fine-grained gold is associated with arsenopyrite and pyrite associated with quartz. Plan maps generated by Russian investigators indicate that the zone of gold mineralization contains perhaps 6 exploitable mineralized bodies from 0.8 to 4.0m in thickness over a strike length of 400 to 900m.

The exploration data presented by Zoloto and reviewed by Gustavson supports such a conclusion on the occurrence of gold mineralization at Elvenei. A thorough review of all available previously collected data by Zoloto geologists is required in order to direct a reasonable test of the mineralized system. Several minor instances of Trench Number transposition have been noted. These minor errors will be caught in the review by Zoloto geologists.

20.	RECOMMENDATIONS

Zoloto acquired the Elvenei license because of the potential for advancing the already discovered precious metal mineralization to a stage where measured and indicated mineral resources are definable. To that end, Zoloto committed a budget to the exploration of the Elvenei gold mineralized system. Table 20-1 documents the budget, stated in Russian roubles and US$ (24.37rbl/US$ ) for the 2007 through 2009 program. This budget was approved by Chukotnedra.

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The drilling, sampling, geophysics and day-to-day operations have been and will be carried out under contract by CJSC Chaunsky.

Table 20-1 2007 to 2009 Elvenei Budget

ELVENEI PROJECT TOTAL ESTIMATED COST OF GEOLOGICAL EXPLORATION WORKS - 2007 to 2009

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Actual cost of work carried out in 2007 on the Elvenei project was 10,631,062 roubles (with VAT), or US$436,236.

20.1	Exploration Program for 2008

The following is a description of the exploration program planned for 2008 by Zoloto. The work program has been designed to test the zone of gold mineralization with drilling, trenching, grab sampling and geophysics (downhole and surface). The description has been paraphrased from a Russian-English translation.

In 2008, the exploration program will consist of geological studies and evaluation of the Elvenei deposit(s) and the peripheral mineralized structures. A re-assessment of the 2007 exploration program, as well as the information on the historical exploration programs carried out by foreign organizations.

Of first priority in 2008, work on Body #1, from trench K-201 south to the vicinity of trench K-209, will concentrate on tracing the Au-bearing structures under a cover of fine-grained sandstones and siltstones, as in 2007. In total it is planned to drill 5 holes on 5 sections with depth ranging from 90 to 100m, totaling 480 m. Ditches and trenches will be excavated, totaling 7835 m3 and 6415 m3of excavation respectively.

As a second priority, on Bodies #1, 1a and 2, 10 holes are planned totaling 1,800m, testing the occurrence of mineralization at depth and in hidden veins.

Types and volumes of prospecting works planned for 2008 are presented in the following Tables 20-2 through 20-5:

Table 20-2 Proposed Drilling for 2008

##	Profile number	Hole number	Design depth, m	Target
1	IIp-19	c-4	110	Studying of parameters of gold mineralization on depth in vein zones of sub-meridional deposition of ore bodies 1 and 1a
2	IIp-17	c-13	90	Studying of parameters of gold mineralization on depth in vein zones of sub-meridional deposition of ore bodies 1 and 1a
3		c-14	200
4		c-15	100
5	IIp-15	c-26	250	Opening on depth of zone of vein-like body of breccia and potentially ore-bearing vein zones of ore body 1
6		c-25	90
7	IIp-13	c-34	250	Studying of parameters of gold mineralization on depth in vein zones of sub-meridional deposition of ore bodies 1 and 2
8		c-36	200
9		c-37	120
10		c-35	100
11	IIp-11	c-49	200	Studying of parameters of gold mineralization on depth PT 1
12		c-48	100
13	IIp-9	c-59	100	Studying of parameters of gold mineralization on depth PT 1
14		c-58	200
15		c-60	170
TOTAL on ore field			2280

Hole c-48 will be the first in 2008.

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Table 20-3 List of designed mining-prospecting developments on Elvenei ore field on 2008

##	Profile number	Trench number	Design volume, m/m [3]	Target
1	IIp-19	--2	33/547	Opening of vein-like body of breccias and potentially ore-bearing vein zones of an ore body 1
2		--3	44/730
3	IIp-17	--3	56/928	Opening of vein-like body of breccias and potentially ore-bearing vein zones of an ore body 1
4		--4	33/547
5	IIp-15	--4	56/928	Opening of vein-like body of breccias and potentially ore-bearing vein zones of an ore body 1
6		--5	56/928
7		PTj-5	44/3172
8	IIp-13	--3	222/3681	Opening of vein-like body of breccias and potentially ore-bearing vein zones of an ore body 1
9		PTj-3	56/4036
10	IIp-11	--4	27/448	Opening of vein-like body of breccias and potentially ore-bearing vein zones of an ore body 1
11		--5	33/547
12	IIp-9	--2	133/2205	Opening of vein-like body of breccias and potentially ore-bearing vein zones of an ore body 1
13	IIp-7	--4	33/547	Opening of vein-like body of breccias and potentially ore-bearing vein zones of an ore body 1
14		PTj-4	33/2379
TOTAL on an ore field			859/21623

Trench --4 33/547 will be first in 2008.

Table 20-4 Construction of roads and drilling platforms

##	Types of works	Unit of measure	Amount of works	Volumes, m3
				1 pl.	In total
1	Platforms for derrick	platform	9	717,2	6455
2	Road for derrick	m	3500	1,14	3990
TOTAL					10445

Table 20-5 Designed types and volumes of sampling on 2008

#	Type of sampling	Quantity of samples	Weight of sample, kg	Gross weight of samples, kg
1	Sampling of core of holes	2258	5	11290
2	Channel sampling	859	7,8	6700
3	Chip sampling	26	8	206

Geophysical researches in holes – 7755 m.

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20.2	Expected results of exploration in 2008

The Russian Zoloto staff considers that the expected results of the 2008 program are:

1.	For Body #1, development of mineralization in sub-meridional (N-S) structures under thickness of fine-grained sandstones and siltstones in the form of “blind” veins.

2.	For Body #2, exploration is expected to identify mineralization of similar style to that found in Body #1.

The above program represents a staged approach to defining the physcial form of the ore occurences at Elvenei. Decision points have been defined that will re-direct efforts to other areas if and when the first phase of the exploration program should prove unsuccessful.

Gustavson recommends that Zoloto carry out the following tasks in addition to the drilling, sampling and testing programs proposed:

  Prepare a centralized database and carry-out a detailed data verification program; and
  Implement CIM-compliant resource estimation procedures for sampling, assaying, QA/QC programs and resource estimation. These procedures should be guided by the CIM “Best Practice Guidelines”.

Gustavson considers the exploration program proposed by Zoloto to be appropriate for the project at its current state. The staged exploration program will be conducted in a manner that supports the eventual estimation of NI 43-101 – compliant Mineral Resources (if warranted).

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21.	REFERENCES / BIBLIOGRAPHY

21.1	References with Project Specific Relevance

	1.	Begunov S.F., Zhuravlev G.F., Larionov Y.S., et al., 1975, Report on a theme 090: “Map of laws of minerals deposits accommodation in territory of activity of Chaunskiy complex prospecting expedition”.
	2.	Mazenin L.L., Shaporev A.A., Grigorov S.A., Report about work of Middle-Elvenei explorative party of scale 1:10000 for 1967-1969.
	3.	Zhukov V.A., Zhukova A.I., Gabbasov A.H., Report about geological shooting scale 1:50 000 and searches of gold in pool of Rauchua river (Baranikhinskiy GSO) for 1970-1973.
	4.	Romanyuk V.I., Nikitin N.P., Report about search and geophysical works carried out on sites Southern and Northern Elvenei deposit of tungsten in 1972-1973.
	5.	Deparma I.V., Tabolich S.E., Report about general geochemical searches within the limits of central part of Rauchua gold-bearing zone for 1981-1984.
6.

Telegin Yu.M., Report about geological restudy of scale 1:50 000 on the area of sheets R-59-121-B-g; G-b,g; R-59-122- -v,g; B-v,g; V,G; R-59-123-V-v; R-59-133- B-b; R-59-134- -a,b v 1987-1992. (Arynpyglyavaamskiy GSO)

	7.	Zhukov V.A., Field and lab materials of Baranikhinskiy geological-shooting party of scale 1:50 000 for 1970-1971.
	8.	Telegin Yu.M., Field materials of Arynpyglyavaamskiy GSO for 1987-1992.
9.

Tcherepanova I.Yu., Tibilov I.V., 1998, Legend of Anyusk-Caunsk series of the state geological map of the Russian Federation of scale 1:200000 (Edition the second). Explanatory note. Pevek: CJSC “Chaunskoe GGP”, kn.1 – 88 p, kn.2 – 85 p.

	10.	Temporary norms on carrying out of the preparatory period and designing of geological prospecting works (SVPGO dated 1.09.1988).
	11.	Temporary rules and specifications of operation account and order of write-off of complexes SSK-59., 1982, VITR .
	12.	Norms of the charge of coal in divisions SVPGO., 1987, Magadan.
	13.	Norms of time for processing of materials on computer., 1988, Magadan.
	14.	Budget quotations on map-publishing, copying and book-binding works, 1984, CMEGEI, Magadan.
	15.	Collection of temporary norms on designing of geophysical works., 1988, Magadan, SVPGO, MPGEI, 30 p.
	16.	Control system of a labour safety in the organizations and at the enterprises of the Ministry of geology of the USSR (SUOT)., 1988, Ministry of geology of the USSR, Pevek, 112 p.
17.

Wolf, L.W., McCaleb, R.C., Stone, D.B., Brocher, T.M., Fujita, K., and Klemperer, S.L., 2002, Crustal structure across the Bering Strait, Alaska: Onshore recordings of a marine seismic survey, in Miller, E.L., Grantz, A., and Klemperer, S.L., eds., Tectonic Evolution of the Bering Shelf – Chukchi Sea – Arctic Margin and Adjacent Land Masses: Boulder, Colorado, Geological Society of America Special Paper 360, p. 25-37.

	18.	Miller, E.L., Gelman, M., Parfenov, L., and Hourigan, J., 2002, Tectonic setting of Mesozoic magmatism: A comparison between northeastern Russian and the North

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American Cordillera, in Miller, E.L., Grantz, A., and Klemperer, S.L., eds., Tectonic Evolution of the Bering Shelf – Chukchi Sea – Arctic Margin and Adjacent Land Masses: Boulder, Colorado, Geological Society of America Special Paper 360, p. 313-332.

21.2	Selected General Publications

	1.	Volkov A.S., Dolgov. B.P., 1982, Rotary drilling of prospecting holes. Moscow, 342 p.
	2.	Instruction on geomagnetic., 1981, Leningrad, Subsoil, 262 p.
	3.	Instruction on electroprospecting., 1984, Leningrad, Subsoil, 351 p.
	4.	Instruction on designing and estimates for prospecting works., 1993, Moscow, State Committee on Geology and Subsoil Resources, 82 p.
	5.	Instruction on topographical-geodetic supply of geological prospecting works. 1984, Moscow, 216 p.
	6.	Kudryashov B.B., Yakovlev A.M., 1983, Drilling of holes in frozen rocks., Moscow, Subsoil, 286 p.
	7.	Kazhdan A.B., 1985, Searches and prospecting of deposits of minerals. Manufacture of geological-prospecting works. Moscow, Subsoil, 288 p.
	8.	Kreiter V.M., 1969, Searches and prospecting of deposits of minerals. Moscow, Subsoil, 292 p.
	9.	Polyakov G.D., Bulgakov E.S., Shumov L.A., 1983, Designing, calculation and operation of drilling installations. Moscow, Subsoil, 318 p.
	10.	Safety rules at geological prospecting works., 1991, Moscow, Subsoil, 309 p.
	11.	Fire prevention rules for prospecting organizations and enterprises., 1979, Mingeo USSR., 126 p.
	12.	Directory on mining-ore business., 1961, Moscow.
	13.	Directories of budget norms, releases 1-11., 1992, Moscow, Viems.
	14.	14. Addition to the collection of budget norms for prospecting works (SSN-92), rel. 1, parts 1-4, 1996, Moscow.
	15.	Temporary budget norms of labour and material expenses on computer support GSR- 200, 2001, 48 p.
	16.	Methodical recommendations on account, storage and transfer of fund information on machine carriers., 1996, Moscow, 52 p.
	17.	Collection of explanations, additions and changes, Release 2, 2000, Moscow.
	18.	Technical instruction on carrying out of geophysical researches in holes., 1985, Moscow, Subsoil.
	19.	Umitbaev R.V., 1986, Okhotsko-Chaunsk metallogenic province. Moscow, Subsoil, 286 p.

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Elvenei Gold Project, Russia	Technical Report

22.	DATE AND SIGNATURE PAGE

William J. Crowl
Vice President, Mining
Gustavson Associates, LLC
5757 Central Avenue, Suite D
Boulder, Colorado 80301
Telephone: 303-443-2209
Facsimile: 303-443-3156
Email: wcrowl@gustavson.com

CERTIFICATE of AUTHOR

I, William J. Crowl do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

5757 Central Avenue Suite D Boulder, Colorado 80301

2.

I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and a MSc. in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973.

3.	I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy and the Society of Economic Geologists.

4.

I have worked as a geologist for a total of 35 years since my graduation from university; as a graduate student, as an employee of a major mining company, a major engineering company, and as a consulting geologist.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled “NI 43-101 TECHNICAL REPORT ON THE ELVENEI GOLD PROJECT, CHUKOTKA AUTONOMOUS OKRUG, RUSSIA”, dated February 9, 2008 (the “Technical Report”).

7.	A personal visit of the subject property was conducted on July 25, 2007.

8.	I have personally completed an independent review and analysis of the data and written information contained in this Technical Report.

9.	I have not had prior involvement with Zoloto Resources Ltd. on the property that is the subject of this Technical Report.

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Elvenei Gold Project, Russia	Technical Report

10.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11.

I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

12.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

13.

I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this February 9, 2008.

Signature of Qualified Person

“William J. Crowl”	.
Print name of Qualified Person

2/9/2008	49	Gustavson Associates

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Elvenei Gold Project, Russia	Technical Report

23.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Elvenei project is neither a development property nor a production property.

24.	ILLUSTRATIONS

All of the illustrations used in the preparation of this report appear in each of their respective sections.

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Elvenei Gold Project, Russia	Technical Report

APPENDIX A

Elvenei License
Scan of Russian License

2/9/2008	51	Gustavson Associates

Приложение 1
к лицензии АНД 13813 БР

ЛИЦЕНЗИОННОЕ СОГЛАШЕНИЕ
об условиях пользования недрами с целью геологического изучения, разведки и добычи рудного золота в пределах Эльвенейской площади в Чукотском автономном округе

Настоящее лицензионное соглашение (далее - Соглашение) заключено между Федеральным агентством по недропользованию (далее - Роснедра), в лице заместителя Руководителя Бавлова Владимира Николаевича, действующего на основании приказа Федерального агентства по недропользованию от 03.08.2005 № 838, и Закрытым акционерным обществом «Чукот Голд» (далее - Недропользователь или ЗАО «Чукот Голд»), в лице генерального директора Курани Мохамада Хусейна, действующего на основании Устава общества.

1. Общие положения

1.1. ЗАО «Чукот Голд» в соответствии с лицензией предоставлено право пользования недрами с целью геологического изучения, разведки и добычи рудного золота в пределах Эльвенейской площади в Чукотском автономном округе (далее – Лицензионный участок).

1.2. Право пользования недрами на Лицензионном участке предоставлено Недропользователю в соответствии с пунктом 5 статьи 10^1 Закона Российской Федерации «О недрах» как победителю аукциона, состоявшегося 17 августа 2006 года в г. Анадыре, на основании решения аукционной комиссии и приказа Федерального агентства по недропользованию об утверждении итогов аукциона от 25.08.2006 № 751 (приложения 2 и 3 к лицензии).

2. Общие сведения об участке недр

2.1. Лицензионный участок расположен на территории Чаунского района Чукотского автономного округа, в 540 км юго-западнее г. Певека – административного районного центра, в 110 км по автодороге от пос. Билибино и в 40 км от пос. Бараниха.

2.2. Лицензионный участок имееет статус горного отвода. Схема расположения Лицензионного участка дана в приложении 4 к лицензии.

Географические координаты угловых точек, ограничивающие площадь Лицензионного участка, следующие:

Угловые точки участка недр	Северная широта			Восточная долгота		
	Градусы	Минуты	Секунды	Градусы	Минуты	Секунды
1	68	18	10	168	35	17
2	68	20	41	168	35	17

1

2

3	68	20	41	168	39	00
4	68	18	10	168	39	00

Площадь Лицензионного участка составляет 12,0 км^2. По глубине горный отвод ограничен глубиной 1000 м от дневной поверхности.

Границы горного отвода уточняются в установленном порядке после завершения разведки, утверждения технического проекта освоения Лицензионного участка и получения необходимых согласований и экспертиз.

2.3. Прогнозные ресурсы золота Лицензионного участка, прошедшие апробацию ЦНИГРИ, составляют по категории P_2 - 60 т.

2.4. Администрацией Чаунского районного муниципального образования дано предварительное согласия на отвод земель победителю аукциона для целей недропользования (приложение 5 к лицензии).

Отвод земельных участков в окончательных границах и оформление земельных прав Недропользователя осуществляется в порядке, предусмотренном земельным законодательством, после утверждения технических проектов разведки и освоения Лицензионного участка, получения необходимых согласований и экспертиз.

3. Срок действия Соглашения

3.1. Настоящее Соглашение вступает в силу со дня государственной регистрации лицензии и действует в течение срока, определенного лицензией.

3.2. Роснедра может приостановить, ограничить или досрочно прекратить право пользования недрами по основаниям и в порядке, установленном законодательством Российской Федерации.

3.3. Недропользователь имеет право отказаться от права пользования недрами в любое время, представив в Роснедра письменное уведомление не позднее, чем за шесть месяцев до заявленного срока.

3.4. Срок пользования Лицензионным участком по инициативе Недропользователя может быть уточнен после составления технического проекта освоения участка и, в случае необходимости, продлен для завершения разработки месторождения и выполнения ликвидационных мероприятий при условии выполнения им оговоренных в Соглашении условий пользования Лицензионным участком.

4. Основные условия пользования участком недр

Недропользователь осуществляет геологического изучения, разведку и добычу золота в пределах Лицензионного участка в соответствии с нижеследующими основными условиями пользования участком недр:

4.1. По объемам, основным видам работ и срокам их проведения Недропользователь обязуется обеспечить:

3

а) не позднее 20 октября 2007 года подготовку и согласование в установленном порядке проекта геологического изучения (поисков и оценки), при этом проект должен получить положительное заключение государственной экологической экспертизы;

б) не позднее 20 января 2008 года начало геологоразведочных работ на Лицензионном участке;

в) не позднее 20 октября 2010 года завершение геологического изучения Лицензионного участка и предоставление геологического отчета с подсчетом прогнозных ресурсов золота по категориям P_1 и P_2 на рассмотрение в Территориальное агентство по недропользованию по Чукотскому автономному округу (далее - Чукотнедра), при этом минимальный объем работ должен составить:

в 2008 году:

- горнопроходческие работы - не менее 500 $м^3$;

в 2009 году:

- бурение скважин – не менее 5000 пог. м;
- горнопроходческие работы - не менее 500 ^{3}м;

в 2010 году:

- бурение скважин – не менее 5000 пог. м;

г) не позднее 20 апреля 2011 года подготовку и согласование в установленном порядке проекта разведочных работ, при этом проект должен получить положительное заключение государственной экологической экспертизы;

д) не позднее 20 октября 2014 года завершение разведки выявленных месторождений коренного золота и предоставление в установленном порядке геологического отчета с подсчетом запасов по категориям C_1 и C_2 на государственную экспертизу запасов полезных ископаемых;

е) не позднее 20 октября 2015 года подготовку и согласование в установленном порядке технического проекта освоения Лицензионного участка на площадях с утвержденными запасами, при этом проект должен получить положительные заключения государственной экологической экспертизы и экспертизы промышленной безопасности разработки месторождения;

ж) не позднее 20 апреля 2016 года начало строительства объектов инфраструктуры горнодобывающего предприятия;

з) не позднее 20 октября 2017 года ввод в эксплуатацию горнодобывающего предприятия с производительностью не менее 100 тыс. тонн руды в год (годовая производительность горнодобывающего предприятия уточняется по результатам разведки выявленных месторождений в соответствии с техническим проектом);

и) подготовку и согласование в установленном порядке не позднее, чем за шесть месяцев до планируемого срока завершения отработки Лицензионного участка проекта на ликвидацию горнорудного предприятия, объектов обустройства и инфраструктуры, проекта мероприятий по приведению их в состояние, исключающее вредное влияние на недра и окружающую природную среду.

3

4

4.2. По рациональному изучению и использованию запасов полезных ископаемых и охране недр Недропользователь обязуется обеспечить:

а) соблюдение требований законодательства, а также утвержденных в установленном порядке стандартов (норм и правил) по технологии ведения работ, связанных с пользованием недрами;

б) соблюдение требований технических проектов и технической документации;

в) комплексную оценку руд, а также попутных полезных компонентов, залегающих во вмещающих породах;

г) проведение всесторонних технологических исследований при разведке Лицензионного участка в целях наиболее полного извлечения из руды золота и попутных компонентов;

д) проведение опережающего геологического изучения недр, обеспечивающего достоверную оценку запасов полезных ископаемых и рациональное ведение горно-эксплуатационных работ;

е) наиболее полное извлечение из недр запасов основных и совместно с ними залегающих попутных полезных ископаемых, недопущение сверхнормативных потерь полезных ископаемых, выборочной отработки отдельных площадей Лицензионного участка;

ж) достоверный учет извлекаемых и оставляемых в недрах запасов основных и совместно с ними залегающих полезных ископаемых и попутных компонентов при разработке месторождения;

з) беспрепятственный доступ к освоению смежных площадей залегания полезных ископаемых;

и) охрану месторождения от затопления, обводнения и других факторов, снижающих качество полезных ископаемых и промышленную ценность Лицензионного участка или осложняющих его разработку;

к) предотвращение загрязнения недр при проведении всех видов работ;

л) предупреждение самовольной застройки площадей залегания полезных ископаемых и соблюдение установленного порядка использование этих площадей в иных целях;

м) ведение геологической, маркшейдерской и иной документации в процессе геологического изучения и добычи полезных ископаемых, обеспечивающее нормальный технологический цикл работ, прогнозирование опасных ситуаций;

н) инженерно-геологическое обоснование выбора площадок под размещение производственных объектов предприятия, обеспечивающее сохранность зданий, сооружений и природных объектов от вредного влияния горных разработок.

4.3. По промышленной безопасности и охране труда Недропользователь обязуется обеспечить:

а) в случаях и порядке, предусмотренном законодательством Российской Федерации, при проведении работ по геологическому изучению, строительству горнодобывающего предприятия, добыче и переработке ми-

5

нерального сырья при эксплуатации месторождения безопасность жизни и здоровья производственного персонала, связанного с пользованием недрами;

б) своевременное проектирование опасных производственных объектов, их декларирование и экспертизу промышленной безопасности в случаях и порядке, предусмотренном законодательством Российской Федерации;

в) страхование гражданской ответственности за причинение вреда жизни, здоровью или имуществу других лиц и окружающей природной среде в случае аварии на опасном производственном объекте;

г) производственный контроль за состоянием промышленной безопасности на предприятии, выполнение требований законодательства, норм, правил, технических регламентов по безопасному ведению работ, связанных с пользованием недрами;

д) разработку и утверждение инструкций по промышленной безопасности и охране труда для персонала опасного производственного объекта;

е) снабжение лиц, занятых на опасных производственных объектах предприятия, специальной одеждой, средствами индивидуальной и коллективной защиты;

ж) своевременное проведение технического освидетельствования технических устройств и сооружений;

з) систематический контроль с использованием технических средств за состоянием горных выработок, содержанием вредных газов и пыли, осуществление специальных мероприятий по обеспечению безопасного их состояния, предупреждению прорывов воды, горных ударов;

и) при проведении работ безопасную эксплуатацию, расположенных вблизи границ Лицензионного участка объектов промышленной и хозяйственной деятельности (ЛЭП, дороги и т.п.);

к) заключение договоров с подразделениями профессиональной горноспасательной службы.

4.4. По охране окружающей среды Недропользователь обязуется обеспечить:

а) соблюдение установленных требований по охране окружающей среды;

б) соблюдение требований нормативных документов о водоохранных зонах водных объектов и их прибрежных защитных полосах;

в) принятие необходимых мер для сокращения или избежания загрязнения, вызванного деятельностью горнорудного предприятия;

г) проведение до 20 апреля 2008 года анализа фонового состояния окружающей природной среды в пределах Лицензионного участка по программе, согласованной с Чукотнедра и уполномоченными органами, в целях определения её физических параметров до начала промышленного освоения месторождения и направление отчета о результатах анализа в Чукотнедра;

6

д) ведение мониторинга состояния окружающей среды (недра, водные объекты, почвы, атмосфера, биоресурсы) в пределах Лицензионного участка, в соответствии с программой, согласованной с Чукотнедра и уполномоченными органами до 20 октября 2008 года;

е) строительство и эксплуатация очистных сооружений, пылеулавливающих устройств и иных защитных сооружений, препятствующих попаданию вредных веществ, образующихся на производстве, в окружающую среду;

ж) очистку карьерных вод (подземные воды и атмосферные осадки) перед сбросом в поверхностные водные объекты до норм, утвержденных ПДС;

з) размещение отвалов и отходов горнодобывающего и перерабатывающего производства с минимальным воздействием на окружающую природную среду и осуществление систематического контроля за их состоянием;

и) разработку проекта водоохранных зон р. Эльвеней, руч. Угрюмый и руч. Неизвестный в зоне воздействия горнодобывающего предприятия;

к) восстановление в первоочередном порядке нарушенных русел и водоохранных зон малых рек;

л) использование научно-технических природоохранных разработок, защищающих и восстанавливающих нарушенные участки местности и в целом обеспечивающих минимально возможное нарушение естественных геоботанических, мерзлотных и гидрогеологических условий среды;

м) максимальную концентрацию объектов и коммуникаций на площадях с наиболее благоприятными грунтовыми условиями;

н) при ликвидации (консервации) горнодобывающего предприятия осуществление мероприятий по соблюдению требований по охране окружающей среды, промышленной безопасности, природоохранного законодательства, рекультивацию нарушенных земель;

о) оперативное извещение Чукотнедра и уполномоченных органов исполнительной власти обо всех авариях, связанных с загрязнением окружающей среды.

4.5. По участию в социально-экономическом развитии региона Недропользователь обязуется обеспечить:

а) организацию рабочих мест для населения, проживающего в районе проведения работ;

б) организацию профессиональной подготовки населения с целью привлечения его к проведению работ, связанных с освоением Лицензионного участка;

в) при прочих равных условиях привлечение предприятий Чукотского автономного округа и российских предприятий в качестве подрядчиков (поставщиков) по изготовлению оборудования, технических средств и выполнения различного вида услуг;

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г) компенсацию потерь государственного лесного фонда и убытков владельцев земельных участков, изымаемых для целей недропользования, в порядке и сроки установленные законодательством Российской Федерации.

4.6. По другим условиям пользования недрами Недропользователь обязуется обеспечить:

а) до прекращения срока действия лицензии:

- завершение всех видов работ на Лицензионном участке;
- завершение ликвидации или консервации горных выработок и других объектов своей деятельности;
- завершение рекультивации нарушенных земельных участков, приведение их в состояние пригодное для дальнейшего использования в соответствии с ландшафтными и рекреационными особенностями территории;
- полный расчет по платежам и налогам, связанным с пользованием недрами;
- сдачу в соответствующие органы в установленном порядке геологическую, маркшейдерскую и иную документацию (акты ликвидации горных выработок, рекультивации, статистическую отчетность и др.);
- возврат лицензии в Роснедра;

(в случае досрочного прекращения права пользования недрами Недропользователь не освобождается от выполнения тех обязательств, которые остались не выполненными, но должны быть им выполнены в силу данного Соглашения на дату досрочного прекращения права пользования участком недр);

б) при изменении организационно-правовой формы, реорганизации или ликвидации, изменении адреса в двухнедельный срок извещение об этом Чукотнедра;

в) участие в совещаниях, заседаниях комиссий и в других мероприятиях по вопросам освоения Лицензионного участка, организуемых Чукотнедра;

г) содействие проведению Чукотнедра, в случае необходимости, проверки работ, связанных с использованием Лицензионного участка и наблюдению за всеми стадиями их проведения.

5. Платежи и налоги при пользовании недрами

5.1. Недропользователь при пользовании недрами уплачивает следующие платежи и налоги:

5.1.1. Регулярные платежи за пользование недрами в целях поисков и оценки месторождений рудного золота на всей площади Лицензионного участка (за исключением площадей, на которых проводится разведка выявленных месторождений) устанавливается по следующим ставкам:

90 рублей за 1 $км^2$ в 2006 году,

256 рубля за 1 $км^2$ в 2007-2009 годах,

270 рублей за 1 $км^2$ в 2010 году.

5.1.2. Регулярные платежи за пользование недрами в целях разведки месторождений рудного золота за всю площадь Лицензионного участка (за

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исключением площадей месторождений золота, введенных в промышленную эксплуатацию) устанавливаются за 1 км^2 по следующим ставкам:

10875 рублей – с первого по третий (включительно) календарные годы проведения разведки месторождений, но не позднее 2011 года;

18000 рублей – в четвертый и последующие календарные годы проведения разведки месторождений, но не позднее 2015 года.

5.1.3. Налог на добычу полезных ископаемых – размер ставки налога определяется в соответствии с налоговым законодательством Российской Федерации.

5.1.4. Налог за пользование водными объектами (водный налог) при попутном извлечении подземных вод при добыче полезного ископаемого устанавливаются в соответствии с законодательством Российской Федерацией.

5.2. Разовый платеж за пользование недрами по результатам аукциона установлен в размере 31500000 (тридцать один миллион пятьсот тысяч) рублей.

Разовый платеж за пользование недрами, за вычетом ранее выплаченного задатка (30000000 рублей), вносится в федеральный бюджет в соответствии с бюджетным законодательством Российской Федерации в течение 30 дней со дня государственной регистрации лицензии.

5.3. За пользование геологической информацией по Лицензионному участку, полученной в результате государственного геологического изучения недр от федерального органа управления государственным фондом недр, взимается плата.

Размер платы за пользование геологической информацией и порядок ее взимания определяется в установленном порядке в зависимости от объема приобретенной информации.

5.4. Недропользователь обязан уплатить сбор за выдачу лицензии на пользование участком недр в размере 8000 (восемь тысяч) рублей в течение 20 банковских дней со дня государственной регистрации лицензии.

Сбор за выдачу лицензии вносится в федеральный бюджет в соответствии с бюджетным законодательством Российской Федерации.

5.5. Другие виды платежей и налогов, предусмотренные налоговым законодательством Российской Федерации, в том числе за право пользования земельными участками, загрязнение окружающей среды, вносятся Недропользователем в установленном порядке.

6. Права Недропользователя

Недропользователь имеет право:

6.1. Производить геологическое изучение, разведку месторождения, обустройство, разработку, добычу и реализацию продукции, добытой на Лицензионном участке, а также производить в пределах горного отвода другие работы, необходимые для выполнения целей настоящего Соглашения.

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6.2. Распоряжаться на правах собственности добытыми полезными ископаемыми в соответствии с действующим законодательством Российской Федерации.

6.3. Временно приостанавливать добычные работы по согласованию с Роснедра и территориальным органом Ростехнадзора по Чукотскому автономному округу. Время приостановки проведения работ входит в сроки действия лицензии.

6.4. Заключать договор с другими юридическими лицами на выполнение отдельных видов работ или комплекса работ, связанных с пользованием недрами.

При заключении договора за Недропользователем сохраняется вся полнота ответственности за соблюдение условий лицензии на пользование недрами. Привлекаемое Недропользователем лицо наряду с ним несет ответственность за охрану недр, окружающей среды и безопасность ведения работ, которые он осуществляет в соответствии с договором и лицензиями на виды деятельности.

6.5. Обращаться в Роснедра для пересмотра условий Соглашения при возникновении обстоятельств, существенно отличающихся от тех, при которых оно было заключено.

7. Отчетность

7.1. Недропользователь обеспечивает доступ Чукотнедра по их требованию ко всем оригиналам документов, относящихся к работам, предпринятым Недропользователем на Лицензионном участке.

7.2. Недропользователь обязан представлять в Чукотнедра следующую отчетность, связанную с пользованием недрами:

а) ежеквартально (в течение 10 дней по окончании квартала) краткий информационный отчет о выполнении Соглашения за период с начала года до окончания квартала, сведения по платежам и налогам при пользовании недрами;

б) ежегодно (до 15 января года, следующего за отчетным годом) информационные отчеты:

– о выполнении Соглашения;

– об объемах, видах и результатах геологоразведочных работ, объемах строительства и добычи полезных ископаемых, рекультивации и других видах работ в пределах Лицензионного участка;

– о результатах мониторинга состояния окружающей среды;

– в сроки, предусмотренные законодательством и нормативными актами, формы ежегодной статистической отчетности по вопросам проведения геологоразведочных работ и добычи полезных ископаемых (формы 2-гр, 4-гр, 5-гр, 70-тп, 71-тп, 2-лс и др.).

7.3. Чукотнедра по взаимной договоренности с Недропользователем определяют формы, содержание и периодичность дополнительной отчет-

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ности, представляемой им.

7.4. В течение месяца со дня завершения каждого этапа работ сдать в государственные территориальный и федеральный геологические фонды отчет о результатах работ, включая отчеты по подсчету ресурсов и запасов минерального сырья.

8. Геологическая информация о недрах

8.1. Право собственности на геологическую и иную информацию о недрах охраняется в порядке, установленном законодательством Российской Федерации.

8.2. Первичная информация и результаты ее обработки подразделяются на полученные за счет государственных средств и за счет средств Недропользователя.

8.3. Геологическая информация, полученная за счет государственных средств, является государственной собственностью. Недропользователь имеет право на получение или доступ в установленном уполномоченным государственным органом порядке, к указанной информации по Лицензионному участку, хранящейся в территориальном фонде геологической информации или в фондах предприятий-изготовителей информации.

8.4. Геологическая и иная информация, полученная за счет средств Недропользователя, являются его собственностью.

Недропользователь представляет эту информацию по установленной форме в федеральный и соответствующий территориальный фонды геологической информации с определением условий ее использования.

8.5. Степень конфиденциальности геологической информации, порядок и условия её использования, режим защиты определяются собственниками информации в соответствии с законодательством Российской Федерации.

8.6. Роснедра и Чукотнедра имеют право бесплатно использовать информацию по Лицензионному участку, являющуюся собственностью Недропользователя, только в государственных интересах при составлении федеральных и территориальных программ управления государственным фондом недр.

8.7. По окончании действия Лицензии, в том числе при досрочном прекращения срока ее действия, Недропользователь передает в территориальный геологический фонд для хранения первичную геологическую, топогеодезическую и маркшейдерскую документацию по Лицензионному участку.

9. Ответственность сторон

9.1. Стороны несут полную ответственность за свои действия в соответствии со ст. 49 Закона Российской Федерации «О недрах».

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9.2. Возмещение причиненного вреда осуществляется в соответствии со ст. 51 Закона Российской Федерации «О недрах».

9.3. Недропользователь освобождается от ответственности при наступлении обстоятельств, повлекших невозможность полностью или частично выполнить обязательства по настоящему Соглашению (действие непреодолимой силы), если он своевременно поставил в известность Роснедра и Чукотнедра об их наступлении и принял все возможные меры к предотвращению ущерба.

10. Прекращение права пользования недрами

10.1. Право пользования участком недр прекращается в соответствии с п. 3 ч. 1 ст. 20 Закона Российской Федерации «О недрах» в случае невыполнения условий оговоренных в абзацах а, в, г, д, е, з пункта 4.1 и пунктах 5.2 и 5.4 Соглашения.

10.2. Право пользования недрами может быть досрочно прекращено в соответствии с п. 2 ч. 2 ст. 20 Закона Российской Федерации «О недрах» при невыполнении Недропользователем условий пользования участком недр, оговоренных в разделе 4 (кроме абзацев а, в, г, д, е, з пункта 4.1) и пунктах 5.1, 5.3, 7.2, 7.4 и 8.4 Соглашения.

Право пользования недрами может быть также досрочно прекращено по другим основаниям, предусмотренным законодательством.

11. Прочие условия

11.1. Взаимоотношения между Недропользователем и администрацией Чаунского районного муниципального образования (с участием районной организации Ассоциации коренных малочисленных народов Чукотки), на территории которого расположен Лицензионный участок, осуществляются на основании социально-экономических соглашений. Социально-экономические соглашения представляются в Чукотнедра и хранятся в лицензионном деле.

11.2. Во всем ином, не урегулированном настоящим Соглашением, стороны руководствуются законодательством Российской Федерации.

11.3. Промышленная добыча полезных ископаемых на Лицензионном участке разрешается при наличии у Недропользователя:

- запасов полезных ископаемых, прошедших в установленном порядке государственную экспертизу запасов полезных ископаемых;
- утвержденных проектных документов на разработку участка недр, получивших положительное заключение государственной экологической экспертизы и государственной экспертизы промышленной безопасности и охраны недр;
- оформленного горного отвода на участок работ;
- оформленного земельного отвода на необходимый участок работ;
- оформленных необходимых лицензий на отдельные виды деятельности при ведении горных и иных видов работ.

11

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12. Адреса сторон

12.1. Федеральное агентство по недропользованию:
123995, г. Москва Д-242, ГСП-5, ул. Большая Грузинская, д. 4/6; (495) 254-83-88, факс (495) 254-82-77.

12.2. Территориальное агентство по недропользованию по Чукотскому автономному округу:
685000, Чукотский автономный округ, г. Анадырь, ул. Куркутского, 34; тел. (427-22) 2-48-74, факс (427-22) 2-69-83; Email: ogorodnikov@kpr.chukotka.ru.

12.3. Закрытое акционерное общество «Чукот Голд»:
689000, Чукотский автономный округ, г. Анадырь, ул. Ленина, 57; тел. (427-22) 2-07-59, факс (427-22) 2-07-10.

Заместитель Руководителя Федерального агентства по недропользованию	**Генеральный директор ЗАО «ЧукотГолд»**
_____________ **В.Н. Бавлов**	_____________ **М.Х. Курани**
«26» ____ 2006 г.	«23» ____ 2006 г.

04. 10. 2006

04.10.2006

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Приложение 2
к лицензии АНД 13815 БР

МИНИСТЕРСТВО ПРИРОДНЫХ РЕСУРСОВ РОССИЙСКОЙ ФЕДЕРАЦИИ

ФЕДЕРАЛЬНОЕ АГЕНТСТВО ПО НЕДРОПОЛЬЗОВАНИЮ

ПРИКАЗ

г. МОСКВА

25.08.2006 № 751

Об утверждении итогов аукциона на получение права пользования недрами с целью геологического изучения, разведки и добычи коренного золота в пределах Эльвенейской площади в Чукотском автономном округе

В соответствии с Порядком и условиями проведения аукциона на получение права пользования недрами с целью геологического изучения, разведки и добычи коренного золота в пределах Эльвенейской площади в Чукотском автономном округе (далее – Порядок аукциона), объявленного приказом Федерального агентства по недропользованию от 25.05.2006 № 413, к участию в аукционе допущены ЗАО «ЧукотГолд», ЗАО «ГДК «Сибирь», ООО «Экстрим» и ООО «Запад-Энергоучет».

На итоговом заседании аукционной комиссии, состоявшемся 17.08.2006 в г. Анадыре приняли участие ЗАО «ЧукотГолд» и ЗАО «ГДК «Сибирь».

ООО «Запад-Энергоучет» и ООО «Экстрим» в установленный срок, предусмотренный Порядком аукциона, не внесло задаток для участия в аукционе на получение права пользования недрами на счет Федерального агентства по недропользованию.

На основании вышеизложенного,

приказываю:

1. Утвердить итоги аукциона на получение права пользования недрами Эльвенейской площади в Чукотском автономном округе и признать победителем ЗАО «ЧукотГолд» согласно Протоколу № 6 заседания Аукционной комиссии по проведению аукциона на получение права пользования недрами с целью геологического изучения, разведки и добычи корен-

13

ного золота в пределах Эльвенейской площади в Чукотском автономном округе (приложение).

2. Управлению финансово-экономического обеспечения (Айвазова):

- в установленные сроки перечислить задаток в объеме стартового размера разового платежа, уплаченный ЗАО «ЧукотГолд», в доход федерального бюджета;

- в установленные сроки произвести возврат ЗАО «ГДК «Сибирь» задатка для участия в аукционе на получение права пользования недрами.

3. Управлению лицензирования (Согияйнен) обеспечить ЗАО «ЧукотГолд» оформление, государственную регистрацию и выдачу лицензии на право пользования недрами Эльвенейской площади в Чукотском автономном округе.

4. Территориальному агентству по недропользованию по Чукотскому автономному округу опубликовать в общероссийских и издаваемых на территории Чукотского автономного округа средствах массовой информации результаты проведения аукциона.

И.о. Руководителя **В.Н. Бавлов**

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Приложение 3
к лицензии АНД 13813 БР

МИНИСТЕРСТВО ПРИРОДНЫХ РЕСУРСОВ РОССИЙСКОЙ ФЕДЕРАЦИИ
ФЕДЕРАЛЬНОЕ АГЕНТСТВО ПО НЕДРОПОЛЬЗОВАНИЮ

ПРОТОКОЛ № 6

заседания Аукционной комиссии

по проведению аукциона на получение права пользования недрами с целью геологического изучения, разведки и добычи коренного золота в пределах Эльвенейской площади в Чукотском автономном округе.

17.08.2006 г. Анадырь

Присутствовали:
Председатель комиссии:
Никитин Сергей Евгеньевич – начальник отдела Управления геологии и лицензирования твердых полезных ископаемых Федерального агентства по недропользованию
Заместитель председателя комиссии:
Огородников Анатолий Викторович - руководитель Территориального агентства по недропользованию по Чукотскому автономному округу
Секретарь комиссии:
Бурханова Галина Григорьевна - заместитель начальника отдела геологии и лицензирования Территориального агентства по недропользованию по Чукотскому автономному округу
Члены комиссии:
Баранов Михаил Алексеевич - заместитель руководителя Территориального агентства по недропользованию по Чукотскому автономному округу;
Вильдяйкин Владимир Сергеевич - начальник Управления промышленности, транспорта, связи, топливно-энергетического комплекса и жилищно-коммунального хозяйства Департамента промышленной и сельскохозяйственной политики Чукотского автономного округа;
Кобец Вячеслав Иванович – руководитель Территориального агентства по недропользованию по Магаданской области;
Максимова Надежда Павловна – руководитель Управления Федеральной службы по надзору в сфере природопользования по Чукотскому автономному округу;
Тынанкергав Григорий Андреевич - начальник отдела недропользования и лицензирования Управления промышленности, транспорта, связи, топливно-энергетического комплекса и жилищно-коммунального хозяйства Департамента промышленной и сельскохозяйственной политики Чукотского автономного округа;
Хохлов Михаил Валерьевич – помощник Первого заместителя Губернатора Чукотского автономного округа.

Приглашенные:
Титова Л.И. – консультант отдела недропользования и лицензирования Управления промышленности, транспорта, связи, топливно-энергетического комплекса и жилищно-коммунального хозяйства Департамента промышленной и сельскохозяйственной политики Чукотского автономного округа;
Эттыне Н. – Президент Ассоциации коренных малочисленных народов Севера.

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Заседание Аукционной комиссии открыл председатель комиссии Никитин С.Е.

Аукцион на получение права пользования недрами с целью геологического изучения, разведки и добычи коренного золота в пределах Эльвенейской площади объявлен на основании приказа Федерального агентства по недропользованию от 25.05.2006 № 413.

Этим же приказом утверждены состав Аукционной комиссии, а также Порядок и условия проведения аукциона на получение права пользования недрами.

Аукционная комиссия утверждена в составе 10 человек, на заседании присутствует 9 человек. В соответствии с п. 9.2 утвержденных Порядков и условий проведения аукционов комиссия правомочна принимать решения.

Предлагается к утверждению следующая Повестка дня:

1. О результатах регистрации Участников аукциона.
2. О присвоении регистрационных номеров Участникам аукциона.
3. О назначении Аукциониста.
4. О выявлении победителя аукциона.

Голосовали: за – 9; против – нет; воздержавшиеся – нет.

Аукционная комиссия приступила к работе в соответствии с утвержденной повесткой дня.

По первому вопросу повестки дня слушали Огородникова А.В.

Извещение о проведении Аукциона на получение права пользования недрами с целью геологического изучения, разведки и добычи коренного золота в пределах Эльвенейской площади в Чукотском автономном округе в соответствии с приказом Федерального агентства по недропользованию от 25.05.2006 № 413 было опубликовано в Бюллетене «Недропользование в России» от 25.05.2006 № 10 и в издаваемой на территории Чукотского автономного округа газете «Крайний Север» от 02.06.2006 № 21.

В соответствии с п. 7.4. Порядка и условий проведения Аукциона в установленные сроки (до 16-00 местного времени 14 июля 2006 года) в Чукотнедра поступили заявки и приложения к ним (далее-Заявочные материалы) от следующих заявителей:

1. ООО «Экстрим» (г. Москва).
2. ЗАО Горно-добывающая компания «Сибирь» (г. Москва).
3. ЗАО «ЧукотГолд» (г. Анадырь)
4. ООО «Запад-Энергоучет» (г. Москва)

Федеральное агентство по недропользованию на основании приказа от 10.08.2006 № 676 признало соответствующими условиям аукциона заявки на получение права пользования недрами и допущенными к участию в аукционе: ООО «Экстрим», ЗАО Горно-добывающая компания «Сибирь», ЗАО «ЧукотГолд», ООО «Запад-Энергоучет».

Установленный срок внесения задатка – 14 августа 2006 года в сумме 30 млн. рублей.

Согласно выпискам из лицевых счетов Федерального агентства по недропользованию своевременно и в полном объеме уплатили задаток следующие заявители:

1. ЗАО «ЧукотГолд».
2. ЗАО Горно-добывающая компания «Сибирь».

ООО «Экстрим», ООО «Запад-Энергоучет» не внесли задаток и в соответствии с пунктом 7.7 Порядка и условий проведения аукциона и п.2.1. приложения 3 к Порядку и условиям проведения аукциона не могут быть допущены к участию в аукционе.

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По документам, представленным секретарем Аукционной комиссии, для участия в аукционе зарегистрировались представители следующих заявителей (далее – Участники аукциона):

1 От ЗАО «ЧукотГолд» - Курани Мохамад Хусейн – генеральный директор.

2. От ЗАО Горно-добывающая компания «Сибирь» - Хан Сергей Алексеевич – начальник инвестиционного отдела по доверенности от 11.08.2006 № 16-А/1.

Все участники аукциона предъявили необходимые документы согласно пункту 8.1 Порядка и условия проведения аукциона и могут быть допущены к участию в аукционе.

РЕШИЛИ:

1. Допустить к участию в аукционе на получение права пользования недрами в пределах Эльвенейской площади – ЗАО «ЧукотГолд», ЗАО Горно-добывающая компания «Сибирь»,

2. Отказать в допуске к участию в аукционе на получение права пользования недрами в пределах Эльвенейской площади ООО «Экстрим», ООО «Запад-Энергоучет» в связи с неуплатой задатка.

Голосовали: за – 9, против – нет, воздержавшиеся – нет.

По второму вопросу слушали Никитина С.Е.

Предложено присвоить Участникам аукциона регистрационные номера и выдать соответствующие таблички для участия в аукционе.

РЕШИЛИ:

1. Присвоить Участникам аукциона следующие регистрационные номера:

Номер 1 - ЗАО «ЧукотГолд».

Номер 2 - ЗАО ГДК «Сибирь».

Голосовали: за – 9, против – нет, воздержавшиеся – нет.

По третьему вопросу слушали Никитина С.Е.

Предложено назначить аукционистом Тынанкергава Григория Андреевича - начальника отдела недропользования и лицензирования Управления промышленности, транспорта, связи, топливно-энергетического комплекса и жилищно-коммунального хозяйства Департамента промышленной и сельскохозяйственной политики Чукотского автономного округа.

РЕШИЛИ:

1. Назначить Аукционистом проведения аукциона на получение права пользования недрами в пределах Эльвенейской площади **Тынанкергава Григория Андреевича** - начальника отдела недропользования и лицензирования Управления промышленности, транспорта, связи, топливно-энергетического комплекса и жилищно-коммунального хозяйства Департамента промышленной и сельскохозяйственной политики Чукотского автономного округа.

Голосовали: за – 9; против – нет; воздержавшиеся – нет.

По четвертому вопросу слушали Огородникова А.В.

Участникам аукциона оглашены краткая характеристика Эльвенейской площади, основные требования к условиям пользования недрами, порядок проведения аукциона и утверждения его результатов, стартовый размер разового платежа за пользование недрами и шаг аукциона.

Стартовый размер разового платежа - 30 000 0000 рублей. Величина шага – 1 500 000 рублей.

Аукционист приступил к проведению аукциона, результаты фиксировались в Ведомости прохождения шагов аукциона на получение права пользования недрами в пределах Эльвенейской площади.

В процессе проведения аукциона пройдено 1 шаг. Наибольшая величина размера разового платежа предложена Участником аукциона под регистрационным номером 1 (ЗАО «ЧукотГолд») после объявления Аукционистом на 1 шаге разового платежа в размере 31 500 000 (тридцать один миллион пятьсот тысяч) рублей.

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При объявлении Аукционистом на 2 шаге следующего значения разового платежа в размере 33 000 000 (тридцать три миллиона) рублей и троекратном повторении этого значения, ни один из Участников табличку не поднял.

Аукционист объявил о прекращении аукциона.

РЕШИЛИ:

1. Подтвердить соблюдение аукционистом процедуры проведения аукциона, установленной пунктом 8.2. Порядка и условий проведения аукциона.
2. Признать победителем аукциона на получение права пользования недрами в пределах Эльвенейской площади Закрытое акционерное общество «ЧукотГолд», участвовавшее в аукционе под регистрационным номером 1 и подтвердившее готовность уплатить разовый платеж в сумме 31 500 000 (тридцать один миллион пятьсот тысяч) рублей.
3. Предоставить Закрытому акционерному обществу «ЧукотГолд» право пользования недрами с целью геологического изучения, разведки и добычи коренного золота в пределах Эльвенейской площади в Чукотском автономном округе.
4. Рекомендовать Федеральному агентству по недропользованию утвердить результаты аукциона на получение права пользования недрами в пределах Эльвенейской площади.
5. Приобщить к настоящему Протоколу Ведомость прохождения шагов аукциона на получение права пользования недрами в пределах Эльвенейской площади.

Голосовали: за – 9, против – нет, воздержавшиеся – нет.

К настоящему Протоколу прилагаются:

1. Ведомость прохождения шагов аукциона на получение права пользования недрами в пределах Эльвенейской площади.

Председатель Аукционной комиссии С.Е. Никитин

Заместитель председателя комиссии А.В. Огородников

Секретарь комиссии Г.Г. Бурханова

Члены комиссии:

М.А. Баранов

В.С. Вильдяйкин

В.И. Кобец

Н.П. Максимова

Г.А. Тынанкергав

М.В. Хохлов

М.Х. Курани

С.А. Хан

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Приложение 4
к лицензии АНД 13813 БР

578
703
Эльвенейвеем
445
Угрюмый
1
2
751 г. Сланцевая
786
365
Раучуа
604
666
3
4
622
Горный
715
863 г. Кекуней
776
431

ПЛАН ПОВЕРХНОСТИ
рудного поля ЭЛЬВЕНЕЙСКОЕ
(Чаунский район)
Масштаб 1:100 000

ТАБЛИЦА
географических координат угловых точек
геологического отвода

№ точки	Северная широта	Восточная долгота
1	68°18' 10"	168°35' 17"
2	68°20' 41"	168°35' 17"
3	68°20' 41"	168°39' 00"
4	68°18' 10"	168°39' 00"

Площадь геологического отвода - 12 км.кв.

Приложение 5
к лицензии АНД 13815 БР

РОССИЙСКАЯ ФЕДЕРАЦИЯ
ЧУКОТСКИЙ АВТОНОМНЫЙ ОКРУГ
ГЛАВА МУНИЦИПАЛЬНОГО ОБРАЗОВАНИЯ
ЧАУНСКИЙ РАЙОН

ПОСТАНОВЛЕНИЕ

от 27.05.2004 № 39 г. Певек

О предварительном согласовании земельного отвода для геологического изучения Эльвенейского рудного поля

Рассмотрев ходатайство Управления природных ресурсов и охраны окружающей среды МПР России по Чукотскому автономному округу о предварительном согласовании земельного отвода для геологического изучения Эльвенейского рудного поля, в соответствии со ст.11, ст. 30, ст. 31 Земельного Кодекса Российской Федерации

ПОСТАНОВЛЯЮ:

1. Согласовать предварительно земельный отвод для геологического изучения и перспективного освоения Эльвенейского рудного поля с учетом соблюдения природоохранных мероприятий на всех стадиях работ.

2. Предложить УПР по Чукотскому автономному округу включить в условия пользования недрами при геологическом изучении Эльвенейского рудного поля следующие пункты:

- обязательное оформление геологического отвода в установленном порядке пользователем недр;
- последующая обязательная рекультивация нарушенных земель в соответствии с действующим законодательством.

Глава муниципального образования А.Ю. Гарнаженко

Приложение 6
к лицензии АНД 13813 БР

Сведения об участке недр

Геологическое строение района изучалось в процессе разномасштабных геологосъёмочных и поисковых работ с начала сороковых годов по 1991 год. В 1968 году была выявлена вольфрамоворудная минерализация, представленная серией кварцевых жил мощностью 0,15-0,35 м, протяжённостью от 30 до 300 м и штокверкоподобной зоной размером 300х500 м. Содержание трёхокиси вольфрама в рудах составляет от 0,5 до 3 % и более. Выявленная золоторудная минерализация, несмотря на относительно высокие содержания (до 34 г/т), была признана малоперспективной.

Существенные коррективы в оценку площади внесли работы по геохимической съёмке масштаба 1:200000 по потокам рассеяния в пределах Раучуанской металлогенической зоны в 1981-1984 годы. Авторы оценили перспективы выявления золоторудных объектов как весьма высокие. Среди прочих объектов комплексными аномалиями был выделен Эльвенейский рудный узел. Золото-редкометальное оруденение Эльвенейского рудного поля получило высокую прогнозную оценку.

Последние по времени геологические исследования проводились в 1987-1992 годы (Ю.М. Телегин) при производстве работ масштаба 1:50000. С помощью поверхностных выработок прослежены серии рудовмещающих структур, определены предварительные параметры рудных тел по поверхности и на глубину до 60 метров. Были проведены технологические исследования руд по двум лабораторным пробам, определены геолого-промышленные типы оруденения.

Эльвенейский рудный узел занимает всё левобережье р. Эльвенейвеем и согласно своему пространственному положению является одним из составных элементов Раучуанской золотоносной зоны северо-западного простирания. Узел приурочен к развитой и полнопроявленной очаговой морфоструктуре центрального типа. В гранитоидном куполе раннемелового этапа гранитизации формируется насыщенная дайками кольцевая структура. К центральной её части приурочены продукты раннемелового метаморфизма и, интенсивно проявленные, более поздние, объёмные метасоматиты. Оруденение представлено редкометальным (вольфрам) и золото-сульфидным типами в центральной части (Эльвенейское рудное поле). По обрамлению морфоструктуры - на периферии рудного узла - располагаются россыпи золота, возможно, образованные за счёт коренных источников золото-кварцевого формационного типа.

Эльвенейское рудное поле размещается в терригенных верхнетриасовых отложениях норийского яруса, относимых к кувеемкайской свите. Рудные тела с золото-сульфидной минерализацией

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приурочены к сериям меридиональных разрывов центральной и восточной частей площади.

Абсолютное большинство продуктивных золоторудных тел приурочено к центральной рудной зоне в центре и на северо-востоке рудного поля, протягиваясь в меридиональном направлении на 2 км при ширине около 1 км. Большая часть её приурочена к песчанистой толще верхней подсвиты кувеемкайской свиты, незначительная северная часть выходит в алевролиты нижней подсвиты.

Для определения технологических характеристик руд были сформированы две технологические лабораторные пробы. Первая, объединённая, отобрана из полотна канав, характеризует центральную часть рудной зоны, частично окисленную с поверхности руду. Вторая отобрана из керна скважин. Несмотря на то, что скважины вскрыли рудное тело на незначительной глубине (5-11 м.) признаков вторичных минералов по сульфидам не наблюдалось. Пробы прошли испытания в Северо-Восточном филиале ЦНИГРИ (г. Магадан).

Проба 1 – общий вес 108,0 кг. Средние содержания: золота – 15,5 г/т, серебра – 5,8 г/т, мышьяка – 0,92 %, сурьмы – 0,3 %, меди – 0,016 %. Среди породообразующих минералов руд наблюдаются: кварц - 60,8 %, серицит-21,2 %, хлорит - 2,79 %, полевые шпаты - 3,0 %. Основными рудными минералами являются: самородное золото - $4{,}4\times10^{-6}$ %, самородное серебро - $2{,}8\times10^{-6}$ %, арсенопирит 0,8 %, пирит - 0,1 %. Второстепенные рудные минералы: гидроокислы железа - 1,8 %, ярозит - 1,5 %, скородит - 0,7 %, ильменит - 0,6 %, рутил - 0,6 %. Пиролюзит, магнетит, висмутин, вольфрамит, аргентит-сотые доли процента.

Содержания золота и серебра соответственно: в пирите 312,0 г/т, 708,0 г/т, в гидроокислах железа - 4,0 г/т, 23,1 г/т, в арсенопирите-55,6 г/т, 411,0 г/т, в антимоните - 11,4 г/т. Самородное золото не крупнее 0,1 мм, максимальное его количество (56,7 %) находится в классе 0-0,05 мм. Золото дендритовидной сплющенной формы, реже комковидное. Средняя пробность золота 839, распределение по классам следующее: 700-750 - 26,8 %, 750-800 – 14,3 %, 850-900 – 14,3 %, 900-950 – 42,8 %.

Проба 2 весом 18,3 кг. Средние содержания: золота - 7,4 г/т, серебра - 1,9 г/т, мышьяка - 1,54 %, сурьмы - 0,05 %, цинка - 0,02 %. В материале пробы 2 содержится почти в четыре раза больше сульфидной серы, чем в пробе 1. Породообразующие минералы руд: кварц - 58,6 %, серицит - 20,4 %, полевые шпаты - 6,0 %, биотит - 3,5 %, хлорит - 2,5 %. Основными рудными минералами являются арсенопирит - 3,3 %, пирит - 0,1 %, антимонит - 0,08 %, самородное золото - $1{,}7\times10^{-6}$%. Второстепенные рудные: гидроокислы железа - 2,7 %, ярозит - 1,2 %, рутил - 0,5 %. Халькопирит, сфалерит, галенит, скородит, ильменит - сотые доли процента.

В арсенопирите содержится 359,0 г/т золота и 168,0 г/т серебра. Распределение самородного золота по фракциям крупности: 0,2+0,1 мм - 38,1 %, - 0,1–0,05 - 57,14 %, - 0,05 мм - 4,76 %. Золото, в основном,

3

дендритовидной и комковидной формы. Пробность золота (20 определений) значительно выше, чем в пробе № 1, распределение по классам следующее: 700-800 - 7,14 %, 800-900 - 14,29 %, 900-950 - 21,43 %, 950-1000 - 57,14 %.

Технологические исследования подтвердили, что золото в руде, в основном, мелкое и тонкодисперсное, связано с сульфидными минералами. Руда представляет собой материал, упорный для переработки гидрометаллургическими методами. Максимальное извлечение золота в концентрат (80,5 %) достигается при одностадийной гравитации и последующей трёхстадийной флотации. Содержания золота в хвостах обогащения - 3,4 г/т.

По геолого-промышленному типу оруденение относится к золото-сульфидному с тонкодисперсным золотом, заключённым, главным образом, в сульфидах.

По результатам проведенных геологоразведочных работ была проведена оценка прогнозных ресурсов золота Эльвенейского рудного поля и апробирована в ЦНИГРИ по категории P_2 в количестве 60 т.

Главный специалист
Управления лицензирования Н.А. Рябкова

Приложение 7
к лицензии АНД 13813 БР

Форма № Р51001

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

о государственной регистрации юридического лица

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» в единый государственный реестр юридических лиц внесена запись о создании юридического лица путем реорганизации в форме преобразования

Закрытое акционерное общество "Чукот Голд"
(полное наименование юридического лица с указанием организационно-правовой формы)

ЗАО "Чукот Голд"
(сокращенное наименование юридического лица)

ЗАО "Чукот Голд"
(фирменное наименование)

26 (дата) декабря (месяц прописью) 2005 (год) за основным государственным регистрационным номером

1	0	5	8	7	0	0	0	1	8	5	4	1

Межрайонная инспекция Федеральной налоговой службы № 1 по Чукотскому автономному округу
(Наименование регистрирующего органа)

Заместитель руководителя межрайонной инспекции

И.А. Ефременко
(подпись, ФИО)

МП

серия 87 № 000007614

Приложение 8
к лицензии АНД 15813 БР

КОПИЯ

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

**о постановке на учет юридического лица в налоговом органе
по месту нахождения на территории Российской Федерации**

Настоящее свидетельство выдано в соответствии с положениями Налогового кодекса Российской Федерации

юридическому лицу **Закрытое акционерное общество "Чукот Голд"**

(полное наименование в соответствии с учредительными документами)

ОГРН 1 0 5 8 7 0 0 0 1 8 5 4 1

местонахождения **689000, Чукотский АО, г. Анадырь, ул. Ленина, 57**

(адрес места нахождения в соответствии с учредительными документами)

реквизиты свидетельства о государственной регистрации **26.12.2005, 87 000007614**

(дата внесения записи в ЕГРЮЛ, серия и номер свидетельства)

наименование органа, выдавшего свидетельство о государственной регистрации юридического лица **Межрайонная инспекция Федеральной налоговой службы № 1 по Чукотскому автономному округу**

и подтверждает постановку юридического лица на учет **26 декабря 2005 г.**

(число, месяц, год постановки на учет)

по месту нахождения в **Межрайонной инспекции Федеральной налоговой службы России №1 по Чукотскому автономному округу** 8 7 0 9

(наименование налогового органа и его код)

и присвоение ему

ИНН/КПП 8 7 0 9 0 1 0 8 1 4 / 8 7 0 9 0 1 0 0 1

Свидетельство применяется во всех предусмотренных законодательством случаях и подлежит замене в случае изменения приведенных в нем сведений, а также в случае порчи, утраты.

Заместитель руководителя **И. А. Ефременко**

М.П.

серия 87 № 00002628

Прошито, пронумеровано
и скреплено печатью
25 листов
М.Х.

ЗАО